UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

OYSTER POINT PHARMA, INC.

(Name of Subject Company)

OYSTER POINT PHARMA, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69242L106

(CUSIP Number of Class of Securities)

Jeffrey Nau, Ph.D., M.M.S

President and Chief Executive Officer

Oyster Point Pharma, Inc

202 Carnegie Center, Suite 106

Princeton, New Jersey 08540

(609) 382-9032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Ian Nussbaum

Brandon Fenn

Divakar Gupta

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Oyster Point Pharma, Inc., a Delaware corporation (“Oyster Point”). Oyster Point’s principal executive offices are located at 202 Carnegie Center, Suite 106, Princeton, New Jersey 08540, and its telephone number is (609) 382-9032. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Oyster Point” refer to Oyster Point Pharma, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is Oyster Point’s common stock, par value $0.001 per share (the shares thereof being referred to as the “Shares”). As of November 30, 2022, there were (1) 27,144,768 Shares issued and outstanding, (2) 4,627,091 Shares subject to issuance pursuant to stock options to purchase Shares (“Oyster Point Options”) granted pursuant to Oyster Point’s 2016 Equity Incentive Plan (the “2016 Plan”), 2019 Equity Incentive Plan (the “2019 Plan”) and 2021 Inducement Plan (the “Inducement Plan”) (each, a “Company Equity Plan” and collectively, the “Company Equity Plans”), (3) 953,324 Shares subject to issuance pursuant to granted and outstanding restricted stock units in respect of Shares (the “Oyster Point RSUs”) granted pursuant to the 2019 Plan, (4) 1,038,250 Shares subject to issuance pursuant to granted and outstanding performance stock units in respect of Shares (“Oyster Point PSUs”) (assuming the satisfaction of all applicable performance goals at 125% of target) granted pursuant to the 2019 Plan, (5) 484,634 Shares reserved for future issuance under the 2019 Plan and the Inducement Plan and (6) 264,063 Shares reserved for future issuance under Oyster Point’s 2019 Employee Stock Purchase Plan.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, business address and business telephone number of Oyster Point, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. Oyster Point’s website address is www.oysterpointrx.com. The information on Oyster Point’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

(b) Tender Offer. This Schedule 14D-9 relates to the tender offer by Viatris Inc., a Delaware corporation (“Viatris”) and Iris Purchaser Inc., a Delaware corporation and a wholly owned subsidiary of Viatris (“Purchaser”), to commence a tender offer to acquire all of the outstanding Shares of Oyster Point at a purchase price of $11.00 per Share, net to the seller thereof in cash, without interest and subject to any withholding taxes (the “Cash Amount”), plus one non-transferable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $1.00 or $2.00 in cash, without interest and subject to any applicable withholding taxes, if specified milestones are achieved (the Cash Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 1, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Viatris, Purchaser and Oyster Point. The Offer is more fully described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which was filed by the Viatris with the Securities and Exchange Commission (the “SEC”) on December 1, 2022.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Offer on December 1, 2022. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire one minute following 11:59

p.m., Eastern Time, on December 30, 2022 (such date and time, as it may be extended in accordance with the Merger Agreement, the “Expiration Date”). Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) (as more fully described in Section 15 — “Conditions to the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) and provided that the Offer has not been terminated, Purchaser will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn.

The consummation of the Offer is subject to various conditions, including that the number of Shares validly tendered (and not validly withdrawn) prior to the time that the Offer expires (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the Delaware General Corporation Law (the “DGCL”) by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)), together with the Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), represent at least one Share more than 50% of the then-issued and outstanding Shares (the “Minimum Condition”).

The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Oyster Point (the “Merger”) in accordance with Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by Oyster Point stockholders, with Oyster Point continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming an indirect wholly owned subsidiary of Viatris. Upon the terms and subject to the conditions set forth in the Merger Agreement, the Merger shall become effective upon the date and time of the filing of a certificate of merger with the Secretary of State of Delaware or such later date and time as is agreed upon in writing by Viatris, Purchaser and Oyster Point and specified in the certificate of merger (such date and time, the “Effective Time”).

In the Merger, each Share issued and outstanding immediately prior to the Effective Time (excluding Shares held (i) by Oyster Point (including any treasury shares) or by Viatris or Purchaser or any other direct or indirect wholly owned subsidiary of Viatris, which Shares will be canceled and will cease to exist (“Excluded Shares”), or (ii) by any Oyster Point stockholders who are entitled to demand and properly exercise and perfect their appraisal rights in accordance with Section 262 of the DGCL and who, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL with respect to such Shares (the “Dissenting Shares”)) will be automatically converted into the right to receive the Offer Price from Purchaser, without interest thereon and subject to any applicable withholding taxes (the “Merger Consideration”). Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Oyster Point will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Viatris.

Pursuant to the Merger Agreement, Viatris will enter into a Contingent Value Rights Agreement with a rights agent mutually agreeable to Viatris and Oyster Point (the “CVR Agreement”), which CVR Agreement shall govern the terms of the CVRs issued to Oyster Point’s stockholders in connection with the Transactions (as defined below). A CVR represents the non-transferable contractual contingent right to receive a cash payment (a “Milestone Payment”) of either (but not both) of $1.00 per share in cash if Milestone 1 (as defined below) is achieved or $2.00 per share in cash if Milestone 2 (as defined below) is achieved, net of applicable withholding taxes and without interest (such final determined Milestone Payment, the “Milestone Amount”). Milestone 1 will be met if Oyster Point both (i) recognizes at least $21.6 million net revenue from sales of TYRVAYA® (varenicline solution) Nasal Spray (“TYRVAYA Nasal Spray”) for the twelve (12) months ended December 31, 2022; and (ii) achieves at least 131,822 total TYRVAYA Nasal Spray prescriptions in the United States for the twelve (12) months ended December 31, 2022. Milestone 2 will be met if Oyster Point both (i) recognizes at least $24.0 million net revenue from sales of TYRVAYA Nasal Spray for the twelve (12) months ended December 31, 2022; and (ii) achieves at least 146,469 total TYRVAYA Nasal Spray prescriptions in the United States for the twelve (12) months ended December 31, 2022. Each of Milestone 1 and Milestone 2 are referred to herein as a “Milestone” and together, the “Milestones”. If Milestone 1 is achieved and

Milestone 2 is not achieved, the stockholders who had Shares acquired by Viatris in connection with the Offer shall receive a Milestone Payment of $1.00 per share in cash. If Milestone 1 and Milestone 2 are achieved, the stockholders who had Shares acquired by Viatris in connection with the Offer will receive a Milestone Payment of $2.00 per share in cash. If Milestone 1 is not achieved, no Milestone Payment will become payable and stockholders who had Shares acquired by Viatris in connection with the Offer shall not receive additional consideration.

The foregoing summary of the Merger Agreement, the CVR Agreement and the Transaction is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal and by the terms of the Merger Agreement and the CVR Agreement. A more complete description of the Merger Agreement and the CVR Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Transaction Agreements”. Copies of the Offer to Purchase, the Letter of Transmittal, the Merger Agreement and the CVR Agreement are filed as Exhibit (a)(1)(A), Exhibit (a)(1)(B), Exhibit (e)(A) and Exhibit (e)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at https://www.sec.gov, or on the investor relations section of Oyster Point’s website at https://investors.oysterpointrx.com/financial-information/sec-filings.

For the reasons described below, the Board of Directors of Oyster Point (the “Board”, “Board of Directors” or “Oyster Point Board”) unanimously supports the transactions contemplated by the Merger Agreement and by the CVR Agreement and the Tender and Support Agreement referred to therein, including the Offer and the Merger (the “Transactions”) and recommends that Oyster Point’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to Oyster Point’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Oyster Point, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Viatris or any of its respective executive officers, directors or affiliates, on the other hand.

(a) Arrangements between Oyster Point and its Executive Officers, Directors and Affiliates.

Oyster Point’s executive officers, members of the Board and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Oyster Point’s stockholders, generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include, among other things, an expectation of continued employment by executive officers, the potential receipt of payments and benefits by executive officers, holders of Oyster Point Options, and holders of Oyster Point RSUs and/or Oyster Point PSUs in the event of a change of control of Oyster Point, and certain rights to indemnification. These interests may create potential conflicts of interest. The Oyster Point Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation. Reasons for the Offer.”

Effect of the Offer and the Merger on Oyster Point Common Stock and Equity Awards

Consideration for Oyster Point Common Stock in the Merger

If the executive officers and directors of Oyster Point who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration and Milestone Payment on the same terms and conditions as the other stockholders of Oyster Point. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of Oyster Point.

The following table sets forth the number of Shares beneficially owned as of November 30, 2022, by each of Oyster Point’s executive officers and directors (excluding Shares issuable upon exercise of Oyster Point Options and vesting of Oyster Point RSUs and Oyster Point PSUs) and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares Beneficially Owned (#)		Cash Consideration for Shares ($)	Implied CVR Consideration for Shares ($)(2)
Jeffrey Nau, Ph.D., M.M.S.	110,677	(1)	$1,217,447	$221,354
Daniel Lochner	59,547	(1)	$655,017	$119,094
Michael G. Atieh	18,083		$198,913	$36,166
Ali Behbahani, M.D.	10,066		$110,726	$20,132
George Eliades, Ph.D.	11,761		$129,371	$23,522
Mark Murray	118,513		$1,303,643	$237,026
Clare Ozawa, Ph.D.	11,064		$121,704	$22,128
Donald Santel	5,489		$60,379	$10,978
Benjamin Tsai	10,066		$110,726	$20,132
Aimee Weisner	33,191		$365,101	$66,382
All of the current directors and executive officers as a group (10 persons)	388,457	(1)	$4,273,027	$776,914

(1)

Amounts include Shares underlying 18,149 unvested Oyster Point RSUs held by Dr. Nau and 7,680 unvested Oyster Point RSUs held by Mr. Lochner as of November 30, 2022 for which the compensation committee of the Oyster Point Board has granted accelerated vesting in full, to be effective as of December 1, 2022, in accordance with the Company Disclosure Letter (as defined below). These vested Oyster Point RSUs will be settled in Shares prior to the Effective Time and will be treated as Shares in accordance with the Merger Agreement. To the extent either officer elects net share settlement of such Oyster Point RSUs to cover withholding taxes due upon vesting of the Oyster Point RSUs, the number of Shares issued to such officer upon settlement of such Oyster Point RSUs will be accordingly reduced.

(2)	Assumes the achievement of both Milestones under the CVRs. Expressed as nominal value, not discounted for net present value.

Consideration for Stock Options in the Merger – Generally

Pursuant to the Merger Agreement, at the Effective Time, each Oyster Point Option or portion thereof that is outstanding and vested pursuant to its terms and unexercised immediately prior to the Effective Time (each, a “Vested Oyster Point Option”) will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the number of Shares underlying such Vested Oyster Point Option and (ii) the excess, if any, of (x) the sum of the Cash Amount and the Milestone Payment, if any, over (y) the exercise price payable per Share of such Vested Oyster Point Option, provided that each Vested Oyster Point Option that has an exercise price per Share that is equal to or greater than the sum of the Cash Amount and the Milestone Payment, if any, will be canceled for no consideration.

As of the Effective Time, each Oyster Point Option or portion thereof that is outstanding, unvested and unexercised with an exercise price less than $13.00 immediately prior to the Effective Time (each, a “Rollover Oyster Point Option”) will be converted into a stock option to purchase a number of shares of common stock, par value $0.01 per share, of Viatris (“Viatris Common Stock”) (rounded down to the nearest whole share) equal to the product of (i) the Equity Award Exchange Ratio (as defined below) and (ii) the number of Shares subject to such Rollover Oyster Point Option, with an exercise price per Share (rounded up to the nearest cent) that is equal to (i) the exercise price per Share of such Rollover Oyster Point Option divided by (ii) the Equity Award Exchange Ratio with such stock options subject to substantially the same terms and conditions, including vesting conditions and service schedules, as applied to the corresponding Rollover Oyster Point Options immediately prior to the Effective Time, provided that each Rollover Oyster Point Option with an exercise price per Share that is equal to or greater than the sum of the Cash Amount and the Milestone Payment, if any, will be canceled for no consideration upon determination of the applicable Milestone Payment (if any). As used herein, “Equity Award Exchange Ratio” means a fraction, (i) the numerator of which is (A) the Cash Amount if neither Milestone 1 nor Milestone 2 are achieved, or the sum of the Cash Amount and the Milestone Payment, if Milestone 1 or Milestone 2 is achieved or (B) the sum of the Cash Amount and any Milestone Payment and (ii) the denominator of which is the average of the volume-weighted average sales price per share of Viatris Common Stock for each day of the consecutive period of five (5) trading days ending on (and including) the trading day that is four (4) trading days prior to the closing date of the Merger (the “Closing Date”), taken to four decimal places.

Consideration for RSUs and PSUs in the Merger—Generally

Pursuant to the Merger Agreement, at the Effective Time, each Oyster Point RSU or portion thereof that is outstanding and vested pursuant to its terms as of immediately prior to the Effective Time, including those that vest solely as a result of the Merger (each, a “Vested Oyster Point RSU”) will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the number of Shares subject to such Vested Oyster Point RSU and (ii) the sum of the Cash Amount and the Milestone Payment, if any.

At the Effective Time, each Oyster Point RSU or portion thereof that is outstanding and unvested as of immediately prior to the Effective Time (each, an “Unvested Oyster Point RSU”) will be converted into a restricted stock unit of Viatris with respect to a number of shares of Viatris Common Stock (rounded down to the nearest whole share), equal to the product of (i) the number of Shares deliverable under such Unvested Oyster Point RSU and (ii) the Equity Award Exchange Ratio, with such restricted stock unit subject to substantially the same terms and conditions, including vesting conditions and service schedules, as applied to the corresponding Unvested Oyster Point RSU immediately prior to the Effective Time.

At the Effective Time, each Oyster Point PSU or portion thereof that is outstanding and unvested pursuant to its terms immediately prior to the Effective Time will be converted into a time-based vesting restricted stock unit of Viatris with respect to a number of shares of Viatris Common Stock (rounded down to the nearest whole share), equal to the product of (i) the target number of Shares deliverable under such Oyster Point PSU (assuming achievement of the underlying performance goals resulting in 100% of target (out of a potential 125% of target)) and (ii) the Equity Award Exchange Ratio, with such time-based vesting restricted stock unit subject to substantially the same terms and conditions as applied to the corresponding Oyster Point PSU, including vesting conditions (other than the performance-based vesting conditions) and service schedules, as applied to the corresponding Oyster Point PSUs immediately prior to the Effective Time.

At the Effective Time, each Oyster Point RSU and Oyster Point PSU granted on or about July 13, 2022 to the Chief Executive Officer of Oyster Point and the Chief Financial Officer of Oyster Point (each, a “Specified Oyster Point RSU/PSU Award”) that is outstanding and unvested, each as of immediately prior to the Effective Time, will be converted into a time-based vesting restricted stock unit of Viatris with respect to a number of shares of Viatris Common Stock (rounded down to the nearest whole share), equal to the product of (i) the target number of Shares deliverable under such Specified Oyster Point RSU/PSU Award (assuming achievement of the underlying performance goals at 100% of target) and (ii) the Equity Award Exchange Ratio, with such time-

based vesting restricted stock unit subject to substantially the same terms and conditions as applied to the corresponding Specified Oyster Point RSU/PSU Award, including vesting conditions (other than the performance-based vesting conditions) and service schedules, as applied to the corresponding Specified Oyster Point RSU/PSU Award immediately prior to the Effective Time, provided that 50% of such time-based vesting restricted stock unit will vest on July 1, 2023, and the remaining 50% will vest on July 6, 2024.

Treatment of Executive Officer and Director Equity Awards in the Merger

All Oyster Point Options, Oyster Point RSUs and Oyster Point PSUs held by Oyster Point’s executive officers and directors will be treated as described in the preceding subsections of this ‘‘—Effect of the Offer and the Merger on Oyster Point Common Stock and Equity Awards.’’ In addition, each of Oyster Point’s executive officers is eligible to receive “double-trigger” vesting acceleration benefits with respect to such officer’s Oyster Point equity awards pursuant to either such officer’s change of control and severance agreement with Oyster Point or Oyster Point’s severance pay plan, as applicable, as modified by any such officer’s applicable retention letter, as further described below in the section captioned “—Change-of-Control and Severance Agreements.”

The compensation committee of the Oyster Point Board has also granted accelerated vesting in full, to be effective as of December 1, 2022, for Shares underlying 18,149 unvested Oyster Point RSUs held by Dr. Nau and 7,680 unvested Oyster Point RSUs held by Mr. Lochner as of November 30, 2022, in accordance with the Company Disclosure Letter (as defined below). These vested Oyster Point RSUs will be settled in Shares prior to the Effective Time and will be treated as Shares in accordance with the Merger Agreement. To the extent either officer elects net share settlement of such Oyster Point RSUs to cover withholding taxes due upon vesting of the Oyster Point RSUs, the number of Shares issued to such officer upon settlement of such Oyster Point RSUs will be accordingly reduced.

Additionally, pursuant to Oyster Point’s Outside Director Compensation Policy (as defined below), in the event of a “change of control” (which would include the Merger), each outstanding and unvested equity award held by a non-employee director, including Oyster Point Options and Oyster Point RSUs, will accelerate and fully vest, subject to the director continuing to provide services to Oyster Point as a non-employee director through the date of such change in control.

Table of Estimated Cash Consideration for Executive Officer and Director Equity Awards

The table below sets forth information about outstanding Vested Oyster Point Options with an exercise price per Share that is less than the sum of the Cash Amount and the Milestone Payment, if any, and outstanding Vested Oyster Point RSUs held by Oyster Point’s executive officers and directors as of November 30, 2022 and the value (on a pre-tax basis) of the consideration payable in respect of such Vested Oyster Point Options and Vested Oyster Point RSUs. Each Oyster Point Option with an exercise price per Share that is equal to or greater than the sum of the Cash Amount and the Milestone Payment, if any, held by Oyster Point’s executive officers and directors will be canceled without any consideration payable therefor (upon determination that Milestone 1 or Milestone 2 is achieved, in the case of unvested Oyster Point Options) and have not been included in the table below. Information regarding the Rollover Oyster Point Options, Unvested Oyster Point RSUs, Oyster Point PSUs and Specified Oyster Point RSU/PSU Awards held by Oyster Point’s executive officers is provided below in the section captioned “—Table of Executive Officer Awards Converting into Viatris Equity Awards.”

Name of Executive Officer or Director	Number of Shares Underlying Vested Oyster Point Options (#)(1)	Vested Oyster Point Option Exercise Price ($)(2)	Closing Amount Payable for Vested Oyster Point Options ($)(3)(4)	Maximum CVR Amount Payable for Vested Oyster Point Options ($)	Number of Shares Underlying Vested Oyster Point RSUs (#)(5)	Closing Amount Payable for Vested Oyster Point RSUs ($)(6)(7)	Maximum CVR Amount Payable for Vested Oyster Point RSUs ($)	Total Closing Value ($)(6)(8)	Total Maximum CVR Value ($)
Jeffrey Nau, Ph.D., M.M.S.	794,235	$2,302,808	$6,433,777	$1,588,470	—	—	—	—	—
Daniel Lochner	127,594	$1,468,607	$0	$190,115	—	—	—	$0	$190,115
Michael Atieh	5,359	$19,453	$39,496	$10,718	8,671	$95,381	$17,342	$134,877	$28,060
Ali Behbahani, M.D.	5,359	$19,453	$39,496	$10,718	3,573	$39,303	$7,146	$78,799	$17,864
George Eliades, Ph.D.	5,359	$19,453	$39,496	$10,718	16,863	$185,493	$33,726	$224,989	$44,444
Mark Murray	185,635	$473,851	$1,568,134	$371,270	3,573	$39,303	$7,146	$1,607,437	$378,416
Clare Ozawa, Ph.D.	5,359	$19,453	$39,496	$10,718	3,573	$39,303	$7,146	$78,799	$17,864
Donald Santel	5,359	$19,453	$39,496	$10,718	8,198	$90,178	$16,396	$129,674	$27,114
Benjamin Tsai	5,359	$19,453	$39,496	$10,718	3,573	$39,303	$7,146	$78,799	$17,864
Aimee Weisner	5,359	$19,453	$39,496	$10,718	3,573	$39,303	$7,146	$78,799	$17,864

(1)

Represents the total number of Shares subject to the Vested Oyster Point Options with an exercise price per Share that is less than the sum of the Cash Amount and the Milestone Payment, if any, held by such executive officer or director as of November 30, 2022. The number of Shares subject to the Vested Oyster Point Options reflected in the table for non-employee directors reflects 100% acceleration of all unvested Oyster Point Options held by such director as of November 30, 2022, which acceleration will occur in connection with the Merger as described in the section below captioned “Director Compensation.”

(2)

Represents the aggregate exercise price of the Vested Oyster Point Options with an exercise price per Share that is less than the sum of the Cash Amount and the Milestone Payment, if any, held by such executive officer or director as of November 30, 2022.

(3)

Equals (i) the total number of Shares subject to the Vested Oyster Point Options with an exercise price per Share that is less than the sum of the Cash Amount and the Milestone Payment, if any, held by such executive officer or director as of November 30, 2022, multiplied by (ii) the excess of the Cash Amount over the aggregate per Share exercise price of such Vested Oyster Point Options.

(4)	Amounts presented in this column are exclusive of the achievement of either Milestone pursuant to the CVR.
(5)

Represents the total number of Shares underlying the applicable Vested Oyster Point RSUs as of November 30, 2022. The number of Shares underlying the Vested Oyster Point RSUs reflected in the table for non-employee directors reflects 100% acceleration of all unvested Oyster Point RSUs held by such director as of November 30, 2022, which acceleration will occur in connection with the Merger as described in the section below captioned “Director Compensation.”

(6)	Amounts presented in this column are exclusive of the achievement of the Milestones pursuant to the CVR.
(7)	Equals (i) the total number of Shares underlying the Vested Oyster Point RSUs held by such directors as of November 30, 2022, multiplied by (ii) the Cash Amount.
(8)	Equals the sum of the amounts shown in the “Closing Amount Payable for Vested Oyster Point Options” and the “Closing Amount Payable for Vested Oyster Point RSUs” columns.

Table of Executive Officer Awards Converting into Viatris Equity Awards

The following table sets forth the number of Shares underlying Rollover Oyster Point Options, Unvested Oyster Point RSUs, Oyster Point PSUs and Specified RSU/PSU Awards held by Oyster Point’s Chief Executive Officer and Chief Financial Officer as of November 30, 2022. As described in more detail above, Rollover Oyster Point Options, Unvested Oyster Point RSUs, Oyster Point PSUs and Specified RSU/PSUs Awards will not be converted into the right to receive cash consideration in connection with the Merger and will instead be converted into stock options or restricted stock units for shares of Viatris Common Stock, respectively. Furthermore, as described in more detail below, in accordance with the terms of the CoC Severance Agreements (as defined below) by and between Oyster Point and each of the executive officers, as modified by the Retention Agreements (as defined below), the Rollover Oyster Point Options, Unvested Oyster Point RSUs, Oyster Point PSUs and Specified RSU/PSU Awards held by Oyster Point’s Chief Executive Officer and Chief Financial Officer will become fully vested upon a qualifying termination of the applicable executive’s employment within three (3) months prior to, or within twenty-four (24) months following, a “change in control” of Oyster Point (which would include the Merger).

Name	Shares underlying Rollover Oyster Point Options (#)	Shares Underlying Unvested Oyster Point RSUs (#)(1)	Shares Underlying Oyster Point PSUs (#)(2)	Shares Underlying Specified RSU/PSU Awards (#)(3)
Jeffrey Nau, Ph.D., M.M.S., Chief Executive Officer	38,721	47,974	170,600	350,000
Daniel Lochner, Chief Financial Officer	33,657	20,236	80,000	300,000

(1)

Represents the aggregate number of Shares subject to the Unvested Oyster Point RSUs held by the executive officer as of November 30, 2022, excluding Shares underlying 18,149 unvested Oyster Point RSUs held by Dr. Nau and 7,680 unvested Oyster Point RSUs held by Mr. Lochner as of November 30, 2022 for which the compensation committee of the Oyster Point Board has granted accelerated vesting in full, to be effective as of December 1, 2022, in accordance with the Company Disclosure Letter. These vested Oyster Point RSUs will be settled in Shares prior to the Effective Time and will be treated as Shares in accordance with the Merger Agreement. To the extent either officer elects net share settlement of such Oyster Point RSUs to cover withholding taxes due upon vesting of the Oyster Point RSUs, the number of Shares issued to such officer upon settlement of such Oyster Point RSUs will be accordingly reduced.

(2)

Represents the aggregate number of Shares subject to the Oyster Point PSUs held by the executive officer as of November 30, 2022 (assuming 100% target-level achievement (out of a potential 125% of target)).

(3)	Represents the aggregate number of Shares subject to the Specified RSU/PSU Awards held by the executive officer as of November 30, 2022 (assuming 100% target-level achievement).

Additional Equity Awards for Continuing Employees

In accordance with the terms of the Company Disclosure Letter to the Merger Agreement, dated November 7, 2022 (the “Company Disclosure Letter”), Viatris shall, as soon as practicable following the Closing Date, grant each employee of Oyster Point who is employed by Oyster Point as of the Effective Time a restricted stock unit award that will settle into a number of shares of Viatris Common Stock, with such number determined by dividing certain agreed upon dollar values for each employee by the fair market value (as defined in Viatris’ 2020 Stock Incentive Plan) of Viatris’ Common Stock on the grant date of such restricted stock unit award (the “Substitute RSU Awards”). The Substitute RSU Awards shall be subject to the terms and conditions, including vesting schedules, as further described in the section below captioned “—Employee Benefits—Equity Awards.”

The agreed upon dollar values ascribed to Oyster Point’s Chief Executive Officer and Chief Financial Officer are as follows:

	If the Cash Amount plus Milestone Amount, if any, equals:
	$11	$12	$13
Jeffrey A. Nau, Ph.D., M.M.S. (Chief Executive Officer)	$2,131,007	$2,382,798	$2,638,542
Daniel Lochner (Chief Financial Officer)	$1,763,333	$1,181,618	$1,306,337

Pursuant to the Merger Agreement, in connection with Viatris’ 2023 annual long-term incentive grants, Viatris shall grant each employee of Oyster Point (excluding Oyster Point’s Chief Executive Officer and Chief Financial Officer) who is employed at such time an award of Viatris restricted stock units and/or Viatris performance restricted stock units determined by dividing certain agreed upon dollar values by the fair market value (as defined in Viatris’ 2020 Stock Incentive Plan) of Viatris’ Common Stock on the grant date (the “2023 LTI Awards”). The 2023 LTI Awards shall be subject to the terms and conditions, including vesting schedules, as further described in the section below captioned “—Employee Benefits—Equity Awards.”

Pursuant to the Merger Agreement, Viatris has also agreed to grant Oyster Point’s Chief Executive Officer and Chief Financial Officer an additional number of restricted stock units with respect to Viatris Common Stock determined by dividing the dollar values set forth below by the fair market value of Viatris’ Common Stock on the grant date (the “Special Retention Equity Award”). The Special Retention Equity Awards shall subject to the terms and conditions, including vesting schedules, as further described in the section below captioned “—Employee Benefits—Equity Awards.”

	If the Cash Amount plus Milestone Amount, if any, equals:
	$11	$12	$13
Jeffrey A. Nau, Ph.D., M.M.S. (Chief Executive Officer)	$1,420,671	$1,588,532	$1,759,028
Daniel Lochner (Chief Financial Officer)	$1,175,555	$787,745	$870,891

Employment Arrangements

Each of Oyster Point’s officers, Dr. Nau and Mr. Lochner, is entitled to certain severance and change-of-control benefits pursuant to his change-of-control severance agreement (the “CoC Severance Agreements”) or Oyster Point’s severance pay plan (the “Severance Plan”), as modified by such officer’s applicable retention letter agreement, the terms of which are described below. The Transactions, if and when consummated, will constitute a change of control under each of these agreements.

Employment Agreements

Oyster Point entered into an employment offer letter with Jeffrey Nau, Oyster Point’s President and Chief Executive Officer, on November 1, 2017. The employment offer letter has no specific term and provides that Dr. Nau is an at-will employee. Dr. Nau also entered into a restrictive covenant agreement, which includes non-competition and non-solicitation covenants, as a condition of his employment.

Oyster Point entered into an employment offer letter with Daniel Lochner, Oyster Point’s Chief Financial Officer, on July 2, 2019. The employment offer letter has no specific term and provides that Mr. Lochner is an at-will employee. Mr. Lochner also entered into a restrictive covenant agreement, which includes non-competition and non-solicitation covenants, as a condition of his employment.

Retention Letter Agreements

Oyster Point has entered into retention letter agreements (each, a “Retention Agreement”) with Dr. Nau and Mr. Lochner, which set forth certain modifications to such officer’s rights and obligations under their respective

CoC Severance Agreements and Severance Plan. Under the Retention Agreements, if the applicable officer remains an active, full-time employee of Oyster Point, Viatris or any of their respective affiliates through the second anniversary of the Closing Date (the “Vesting Date”), such officer shall receive a lump sum payment equal to $2,024,321 in the case of Dr. Nau and $1,363,001 in the case of Mr. Lochner, less applicable deductions and withholdings (the “Retention Bonus”). The Retention Bonus will be paid on or about the first payroll date following the Vesting Date; provided, however, that such officer does not become entitled to any payments or benefits under such officer’s CoC Severance Agreement or any other severance plan, program or agreement on or prior to the Vesting Date. Oyster Point will also pay Mr. Lochner a signing bonus equal to $681,500 in December 2022, less applicable deductions and withholdings, subject to repayment of 50% of such signing bonus in the event Mr. Lochner is terminated for cause or resigns without good reason within twelve (12) months of the date on which the signing bonus is paid.

Under the Retention Agreements, if such officer is employed on the Vesting Date and is subsequently terminated without cause prior to the vesting date of such officer’s Substitute RSU Award, the remaining unvested portion of the Substitute RSU Award shall automatically vest, subject to such officer’s execution of, and the effectiveness of, a release of claims. In addition, if such officer is employed on the Vesting Date and is subsequently terminated without cause prior to the vesting date of such officer’s Special Retention Equity Award, such officer will vest in a pro rata portion of the Special Retention Equity Award determined by multiplying the number of shares of Viatris Common Stock underlying such award by a fraction, the numerator which is the number of completed months of service following the Closing Date and the denominator of which is thirty-six (36), subject to such officer’s execution of, and the effectiveness of, a release of claims.

The Retention Agreements also modified certain terms of the CoC Severance Agreements, as described below. Pursuant to the Retention Agreements, neither of Dr. Nau nor Mr. Lochner is eligible for additional cash severance under the Severance Plan.

This summary and description of the Retention Agreements is qualified in its entirety by reference to the Retention Agreements, which are filed as Exhibits (e)(Q) and (e)(R) hereto, respectively, and incorporated herein by reference.

Change-of-Control and Severance Agreements

Under the CoC Severance Agreements, if, within the period three (3) months prior to and (as modified by the Retention Agreements) twenty-four (24) months following a “change of control” (such period, the “change-in-control period”), Oyster Point terminates the employment of the applicable officer other than for cause (excluding death and disability) or the officer resigns for “good reason” (as such terms are defined in the CoC Severance Agreements), and the officer executes a separation agreement and release of claims that becomes effective and irrevocable within sixty (60) days following the officer’s termination, the officer is entitled to receive (i) an aggregate amount equal to $2,024,321 for Dr. Nau and $1,363,001 for Mr. Lochner, less applicable tax withholdings, (ii) a lump sum payment, less applicable tax withholdings, equal to the amount of any bonus arising from the achievement of performance objectives in a prior fiscal year that would have been paid to the officer had the officer remained employed through the applicable bonus payment date, provided such date would occur in the fiscal year including the termination date, (iii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for the officer and the officer’s dependents up to eighteen (18) months for Dr. Nau and up to twelve (12) months for Mr. Lochner, and (iv) such officer’s equity awards held at the Effective Time will be treated as set forth in Section 3.8 of the Merger Agreement and Section 3(b)(v) of the CoC Severance Agreement.

In addition, under each of these agreements, if, outside of the change-in-control period, Oyster Point terminates the employment of the applicable officer other than for cause, death or disability or the officer resigns for good reason, and the officer executes a separation agreement and release of claims that becomes effective and irrevocable within sixty (60) days following the officer’s termination, the officer is entitled to receive (i) a lump sum severance payment, less applicable tax withholdings, equal to the payment of such officer’s base salary, as then in effect, of eighteen (18) months for Dr. Nau and twelve (12) months for Mr. Lochner, respectively (such monthly period, the “severance period”), (ii) a lump sum payment, less applicable tax withholdings, equal to the amount of any bonus arising from the achievement of performance objectives in a prior fiscal year that would have been paid to the officer had the officer remained employed through the applicable bonus payment date, provided such date would occur in the fiscal year including the termination date, and (iii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to COBRA for the officer and the officer’s dependents through the applicable officer’s severance period.

Under the CoC Severance Agreements, in the event any payment to the applicable officer pursuant to his CoC Severance Agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, as amended (the “Code”), as a result of a payment being classified as a parachute payment under Section 280G of the Code, the officer will receive such payment as would entitle the officer to receive the greatest after-tax benefit, even if it means that Oyster Point pays him a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.

Severance Plan

On March 15, 2021, Oyster Point adopted the Severance Plan, which provides severance and change in control benefits for all eligible employees, including Oyster Point’s executive officers (other than Dr. Nau and Mr. Lochner pursuant to the Retention Agreements).

Under the Severance Plan, if, within the period three (3) months prior to and twelve (12) months following a “change of control” (such period, the “Severance Plan change in control period”), Oyster Point terminates the employment of the applicable employee, respectively, other than for “cause”, death or “disability” or the employee resigns for “good reason” (as such terms are defined in the Severance Plan and retention letter agreements, as applicable) and the employee executes a separation agreement and release of claims that becomes effective and irrevocable no later than the deadline specified in the release, the employee is entitled to receive (i) a lump sum severance payment, less applicable tax withholdings, equal to a specified number of months’ worth of such employee’s base salary then in effect, (ii) a lump sum payment, less applicable tax withholdings, equal to 100% of such employee’s target annual bonus for the fiscal year in which the termination occurs prorated to a specified number of months, (iii) a lump sum payment, less applicable tax withholdings, equal to the target annual bonus as in effect for the fiscal year in which the termination occurs prorated to the number of days that have passed in the year in which the termination occurs, (iv) a lump sum payment, less applicable tax withholdings, equal to the amount of any unpaid bonus arising from the achievement of performance objectives in the fiscal year immediately prior to the fiscal year in which the termination occurs that would have been paid to the employee had the employee remained employed through the applicable bonus payment date, provided such date would occur in the fiscal year including the termination date, (v) reimbursement of premiums in excess of active employee rates to maintain group health insurance continuation benefits pursuant to COBRA for the employee and the employee’s dependents for a specified number of months, and (vi) such employee’s equity awards held at the Effective Time will be treated as set forth in Section 3.8 of the Merger Agreement and are subject to “double-trigger” vesting acceleration benefits and a six (6) month post-termination exercise period.

In addition, under the Severance Plan, if, outside of the change in control period, Oyster Point terminates the employment of the applicable employee other than for cause, death or disability or the employee resigns for good reason, and the employee executes a separation agreement and release of claims that becomes effective and irrevocable no later than the deadline specified in the release, the employee is entitled to receive (i) a lump sum severance payment, less applicable tax withholdings equal to a specified number of months’ worth of such employee’s base salary then in effect, (ii) a lump sum payment, less applicable tax withholdings, equal to the amount of any unpaid bonus arising from the achievement of performance objectives in the fiscal year immediately prior to the fiscal year in which the termination occurs that would have been paid to the employee had the employee remained employed through the applicable bonus payment date, provided such date would occur in the fiscal year including the termination date, and (iii) eligibility to maintain, at active employee rates, group health insurance continuation benefits pursuant to COBRA for the employee and the employee’s dependents for a specified number of months.

Under the Severance Plan, in the event any payment to the applicable employee pursuant to the Severance Plan would be subject to the excise tax imposed by Section 4999 of the Code, as a result of a payment being classified as a parachute payment under Section 280G of the Code, the employee will receive such payment as would entitle the employee to receive the greatest after-tax benefit, even if it means that Oyster Point pays such employee a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.

Rule 14d-10(d) Matters

Prior to the consummation of the Offer, to the extent permitted by applicable laws, the compensation committee of the Oyster Point Board will approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Oyster Point and any officer, director or employee of Oyster Point pursuant to which compensation is paid to such officer, director or employee, and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Section 16 Matters

Prior to the consummation of the Offer, Oyster Point and the Oyster Point Board will take all actions, to the extent necessary, or as may be reasonably requested by Viatris to cause the dispositions or cancelations of equity securities of Oyster Point (including any deemed dispositions or cancelations and any derivative securities with respect to any equity securities of Oyster Point) held by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Oyster Point, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Rule 16b-3 under the Exchange Act.

Employee Benefits

General

The Merger Agreement provides that from and after the Effective Time, Viatris will assume and honor all severance and employment agreements for each employee of Oyster Point as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation or any of its affiliates during a twelve (12) month period after the Effective Time (each, a “Continuing Employee”), in each case, in accordance with their terms as in effect immediately prior to the Effective Time. For a period of one year following the Effective Time (or, if earlier, until the termination date of the applicable Oyster Point employee), Viatris will provide to each Continuing Employee (i) a base salary or wage rate, as applicable, and short-term cash incentive compensation opportunities (including, but not limited to, bonuses and commission opportunities, but excluding any one-time or special awards), that are no less favorable, in each case, than those that would have been provided to such Continuing Employee immediately prior to the Effective Time, and (ii) other employee benefits (including severance benefits but excluding any equity plan, program or arrangement) that are substantially comparable in the aggregate to the employee benefits provided to such Continuing Employee immediately prior to the Effective Time.

Each Continuing Employee will be given service credit for all purposes, including for eligibility to participate, benefit levels (including levels of benefits under Viatris’ or the Surviving Corporation’s vacation policy) and eligibility for vesting under the Viatris’ or the Surviving Corporation’s employee benefit plans and arrangements in which such Continuing Employee is eligible to participate on or after the Effective Time with respect to such

Continuing Employee’s length of service with Oyster Point (and its predecessors) prior to the Closing Date, provided that the foregoing will not result in the duplication of benefits or apply to any benefit accruals under any post-employment health or welfare plan or pension plan.

With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Viatris will, or will cause the Surviving Corporation to assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Oyster Point.

To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of maintained by Viatris or its affiliates in which Continuing Employees are eligible to participate after the Effective Time, Viatris shall, and shall cause its affiliates, including the Surviving Corporation, to use reasonable best efforts to (a) waive, or cause to be waived, all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods were satisfied or did not apply under the welfare plans of Oyster Point in which such Continuing Employees participated prior to the Effective Time and (b) to ensure that such health or welfare benefit plan provide each Continuing Employee with credit of eligibility, vesting, deductibles, copayments and out-of-pocket maximums and allowances, and amounts paid prior to the Effective Time with Oyster Point to the same extent that such service and amounts paid were recognized prior to the Effective Time under the corresponding health or welfare benefit plans of Oyster Point. Viatris will, and will cause its affiliates, including the Surviving Corporation, to use reasonable best efforts to cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of the plan year immediately before the Effective Time to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the applicable health or welfare benefit plan of Viatris or the Surviving Corporation.

Equity Incentive Awards

Viatris has agreed that it shall, as soon as practicable following the Closing Date, grant each employee of Oyster Point who is employed by Oyster Point as of the Effective Time a Substitute RSU Award, in such amounts as determined by dividing an agreed upon dollar amount by the fair market value (as defined in Viatris’ 2020 Stock Incentive Plan) of Viatris Common Stock on the grant date. Each Substitute RSU Award shall vest as follows: (i) 25% of each Substitute RSU Award shall vest on the first anniversary of the Closing Date and (ii) the remaining 75% shall vest on the third anniversary of the Closing Date, in each case, subject to the continued service of the holder of such Substitute RSU Award through the applicable vesting dates. Each Substitute RSU Award shall be subject to the provisions in Viatris’ 2020 Stock Incentive Plan and the applicable award agreement to be entered into between the holder and Viatris; provided, that the terms and conditions applicable to such Substitute RSU Awards shall be no less favorable than the terms and conditions applicable to other restricted stock unit awards made to similarly situated employees of Viatris.

Viatris has also agreed that, in connection with Viatris’ 2023 annual long-term incentive grants, Viatris shall grant each employee of Oyster Point (other than Oyster Point’s Chief Executive Officer and Chief Financial Officer) who is employed at such time a 2023 LTI Award, in such amounts as determined by dividing certain agreed upon dollar values by the fair market value (as defined in Viatris’ 2020 Stock Incentive Plan) of Viatris’ Common Stock on the grant date. The 2023 LTI Awards will be allocated to restricted stock units (“2023 RSU Awards”) and performance restricted stock units (“2023 PRSU Awards”) with respect to Viatris Common Stock on the same terms applicable to similarly situated employees of Viatris. Each 2023 RSU Award shall vest as follows: (i) one-third (1/3) of each 2023 RSU Award shall vest on the first anniversary of the grant date; (ii) one-third (1/3) of each 2023 RSU Award shall vest on the second anniversary of the grant date and (iii) one-third (1/3) of each 2023 RSU Award shall vest on the third anniversary of the grant date, in each case, subject to the continued service of the holder of such 2023 RSU Award through the applicable vesting dates. Each 2023 PRSU Award shall vest on the third anniversary of the grant date. Each 2023 RSU Award and 2023 PRSU Award shall be subject to the provisions in Viatris’ 2020 Stock Incentive Plan and the applicable award agreement to be entered into between the holder and Viatris; provided, that the terms and conditions applicable to such 2023 RSU Awards and 2023 PRSU Awards shall be no less favorable than the terms and conditions applicable to similar restricted stock unit awards or performance restricted stock units made to similarly situated employees of Viatris.

Viatris has also agreed to grant Oyster Point’s Chief Executive Officer and Chief Financial Officer the Special Retention Equity Awards, in such amounts as determined by dividing the dollar values set forth above under the section captioned “—Additional Equity Awards for Continuing Employees” by the fair market value (as defined in Viatris’ 2020 Stock Incentive Plan) of Viatris Common Stock on the grant date. The Special Retention Equity Award shall vest on the third anniversary of the Closing Date, subject to the continued service of the holder of such Special Retention Equity Award on such date. Each Special Retention Equity Award shall be subject to the provisions in Viatris’ 2020 Stock Incentive Plan and the applicable award agreement to be entered into between the holder and Viatris; provided, that the terms and conditions applicable to such Special Retention Equity Award shall be no less favorable than the terms and conditions applicable to other restricted stock unit awards made to similarly situated employees of Viatris.

Potential for Future Arrangements

To Oyster Point’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Oyster Point and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Oyster Point, on the one hand, and Purchaser, any of its affiliates or Oyster Point, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Oyster Point entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to Oyster Point’s knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of Oyster Point’s current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

Oyster Point’s non-employee directors may have interests in the Transactions that are different from, or in addition to, the interests of Oyster Point’s stockholders generally. These interests may include, among others, agreements that certain non-employee directors have entered into with Oyster Point that provide for the acceleration of stock options and/or restricted stock units (including performance-based awards) in the event of a change of control of Oyster Point and certain rights to indemnification. These interests may create potential conflicts of interest. The Oyster Point Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement, the CVR Agreement and the Transactions, as more fully discussed below in Item 4. The Solicitation or Recommendation. Reasons for the Offer.

The Oyster Point Board adopted an outside director compensation policy (the “Outside Director Compensation Policy”) on January 21, 2021, which has been effective since June 4, 2021. Under the Outside Director Compensation Policy, each non-employee director is eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. The Oyster Point Board has the discretion to revise non-employee director compensation as it deems necessary or appropriate.

Cash Compensation

All non-employee directors are entitled to receive the following cash compensation for their services:

•	$40,000 per year for services as a board member;

•	$75,000 per year additionally for service as chairman of the board;

•	$20,000 per year additionally for service as chairman of the audit committee or $10,000 per year additionally for service as an audit committee member;

•	$15,000 per year additionally for service as chairman of the compensation committee or $6,000 per year additionally for service as a compensation committee member; and

•

$10,000 per year additionally for service as chairman of the corporate governance and nominating committee or $5,000 per year additionally for service as a corporate governance and nominating committee member.

For clarity, each non-employee director who serves as the chair of a committee will receive only the annual fee for services as the chair of the committee and not the additional annual fee for services as a member of the committee, provided that the non-employee director who serves as the chairman of the board will receive the annual fee for services as the chairman of the board and the annual fee for services as a board member.

Equity Compensation

All non-employee directors were entitled to receive all types of awards (except incentive stock options) under the 2019 Plan including discretionary awards not covered under the Outside Director Compensation Policy. Automatic grants of restricted stock units were made to Oyster Point’s non-employee directors as follows:

Initial Award. Upon joining the Board, each newly-elected non-employee director was granted an award of restricted stock units and stock options with a combined value of 0.08% of the total number of shares outstanding as of the grant date. The number of stock options was calculated by multiplying the total shares outstanding, as of the grant date, by 0.08% and multiplying the product by 50%. The number of restricted stock units was calculated by (i) multiplying the total shares outstanding, as of the grant date, by 0.08% and multiplying the product by 50% (the “Initial Award RSU Quantity”) and (ii) dividing the Initial Award RSU Quantity by 1.5 (the “Initial Award”).

Additional Initial Award. Upon joining the Board, each newly-elected non-employee director was also granted an award of restricted stock units equal to the product of (i) the number of restricted stock units subject to the Annual Award (as defined below) provided to non-employee directors at the last annual meeting of stockholders multiplied by (ii) a fraction (A) the numerator of which is (x) 12 minus (y) the number of fully completed months between the date of the last annual meeting of stockholders and the non-employee director’s start and (ii) the denominator of which is 12, rounded to the nearest unit (the “Additional Initial Award”).

Annual Award. Each non-employee director (including the chairman of the board) was granted an award of restricted stock units and stock options with a combined value of 0.04% of the total shares outstanding as of the annual meeting of stockholders. The number of stock options was calculated by multiplying the total shares outstanding, as of the annual meeting, by 0.04% and multiplying the product by 50%. The number of restricted stock units was calculated by (a) multiplying the total shares outstanding, as of the annual meeting, by 0.04% and multiplying the product by 50% (the “Annual Award RSU Quantity”) and (b) dividing the Annual Award RSU Quantity by 1.5 (the “Annual Award”).

The “value” for the awards of restricted stock units described above means the fair value for financial accounting purposes on the date of grant.

Subject to the applicable provisions of the 2019 Plan, (i) for each Initial Award, the stock options vest over three (3) years (on the same day of the month as the non-employee director’s start date) with 1/3 cliff vesting at twelve (12) months and the remainder to vest at 1/24 per month, and the restricted stock units vest over three (3) years (on the same day of the month as the non-employee director’s start date) with 1/3 vesting annually, in each case, subject to continued service as a Service Provider (as defined in the Outside Director Compensation Policy) through each vesting date; (ii) each Additional Initial Award vests monthly on the same day of the month as other outstanding Annual Awards as to the same number of restricted stock units subject to such other outstanding Annual Awards, but vests fully on the date of the next annual meeting of stockholders held after the date of grant if not fully vested on such date, in each case, subject to continued service as a Service Provider through each vesting date; and (iii) for each Annual Award, the stock options vest monthly as to 1/12th of the total stock options subject to the Annual Award beginning on the first month following the grant date (on the same day of the month as the grant date) and the restricted stock units vest on the one year anniversary of the grant date, but, in each case, the Annual Award vest fully on the date of the next annual meeting of stockholders held after the date of grant if not fully vested on such date, in each case, subject to continued service as a Service Provider through each vesting date. Additionally, pursuant to the Outside Director Compensation Policy, in the event of a change of control, each outstanding and unvested equity award held by a non-employee director will accelerate and fully vest, subject to the director continuing to provide services to Oyster Point as a non-employee director through the date of such change in control.

Pursuant to the Outside Director Compensation Policy, no non-employee director may be issued, in any fiscal year, cash compensation and equity awards with an aggregate value greater than $750,000. Any cash compensation paid or equity awards granted to an individual for his or her services as an employee or for his or her services as a consultant (other than as a non-employee director), will not count for purposes of this limitation.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by Oyster Point existing as of the date of the Merger Agreement in favor of persons who are directors, officers and employees of Oyster Point as of the Effective Time or have been directors, officers and employees of Oyster Point in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of Oyster Point (in each case, as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between Oyster Point and said Indemnified Persons in the forms made available by Oyster Point to Viatris or Viatris’ representatives prior to the date of the Merger Agreement, shall survive the Merger, and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and will be observed by Viatris, the Surviving Corporation and their successors and assigns to the fullest extent available under the laws of Delaware for a period of six (6) years from the Effective Time and any claim made pursuant to such rights within such six (6)-year period shall continue to be subject to such rights until disposition of such claim.

From and after the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) will, to the fullest extent permitted under applicable laws, indemnify and hold harmless each Indemnified Person in their capacity as an officer or director of Oyster Point against all costs, fees, expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts incurred by such Indemnified Person as an officer or director of Oyster Point in connection with any pending or threatened Legal Proceeding (as defined in the Merger Agreement) based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of Oyster Point at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.

Without limiting the foregoing, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Indemnifying Parties will also, to the fullest extent permitted under applicable laws, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to the Merger Agreement, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under Section 7.4(b) of the Merger Agreement. Viatris will cause the Surviving Corporation to comply with its obligations under Section 7.4(b) of the Merger Agreement.

The Merger Agreement requires that either (a) the Surviving Corporation maintain in effect, from the Effective Time until the sixth anniversary of the Effective Time, the current policy of directors’ and officers’ liability insurance maintained by Oyster Point as of the date of the Merger Agreement for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Oyster Point, on terms with respect to coverage, deductibles and amounts no less favorable than the aggregate than such existing policy, or (b) at or prior to the Effective Time, Viatris or Oyster Point (through a nationally recognized insurance broker approved by Viatris (such approval not to be unreasonably withheld, conditioned or delayed)) purchase a six (6)-year “tail” policy for the existing policy effective as of the Effective Time.

In addition, each of the executive officers and directors of Oyster Point had entered into an indemnification agreement with Oyster Point in the form previously publicly filed with the SEC by Oyster Point. The form of indemnity agreement is included as Exhibit (e)(L) hereto and is incorporated herein by reference.

(b) Arrangements with Purchaser and Viatris and their Affiliates.

Merger Agreement

On November 7, 2022, Oyster Point and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11— “The Transaction Agreements” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15— “Conditions to the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(A) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by Oyster Point with the SEC on November 8, 2022, are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Oyster Point to Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Oyster Point at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Oyster Point in Oyster Point’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Oyster Point’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Oyster Point,

Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Oyster Point’s other public filings.

The Confidentiality Agreements

On November 2, 2021, Viatris and Oyster Point entered into a Mutual Confidential Disclosure Agreement (the “Original Confidentiality Agreement”) to facilitate discussions regarding a potential license of assets. The terms of the Original Confidentiality Agreement were superseded by the terms of the Confidentiality Agreement described below.

On June 28, 2022, Viatris and Oyster Point entered into a Confidentiality Agreement (the “Non-Disclosure Agreement”). Under the terms of the Non-Disclosure Agreement, each party agreed, among other things, to keep certain non-public information concerning the other party confidential (subject to certain exceptions) for a period of four (4) years. Pursuant to the Merger Agreement, the Non-Disclosure Agreement will automatically terminate and be of no further force and effect if the Effective Time occurs.

On October 21, 2022, Viatris and Oyster Point entered into a Clean Team Confidentiality Agreement (the “Clean Team Agreement” and, together with the Non-Disclosure Agreement, the “Confidentiality Agreements”). Under the Clean Team Agreement, Viatris and Oyster Point agreed to supplement the Non-Disclosure Agreement with certain procedures in order to adequately protect Oyster Point’s competitively-sensitive and/or highly-confidential information and to ensure that the disclosure of such information complied with applicable laws.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreements, which are filed as Exhibit (e)(D) and Exhibit (e)(E) hereto and incorporated herein by reference.

Tender and Support Agreement

In connection with the execution of the Merger Agreement, Viatris and Purchaser entered into a Tender and Support Agreement (the “Support Agreement”), dated as of November 7, 2022, with InvOpps IV US, L.P., InvOpps IV, L.P., Jeffrey Nau, Ph.D., M.M.S., New Enterprise Associates 14, L.P., Versant Venture Capital VI, L.P., Versant Vantage I, L.P., Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”). Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders have agreed, among other things, to tender, pursuant to the Offer, Shares representing in the aggregate approximately 46% of the total outstanding Shares as of November 7, 2022, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements.

Pursuant to and subject to the terms and conditions of the Support Agreement, each Supporting Stockholder has agreed to tender in the Offer of all such Shares such stockholder beneficially owned by such Supporting Stockholder. The Supporting Stockholders have also agreed, among other things, that during the time the applicable Support Agreement is in effect:

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at any annual or special meeting of Oyster Point stockholders, or any adjournment or postponement thereof, or in connection with any action proposed to be taken by written consent of the Oyster Point stockholders or circumstances where a vote, consent or other approval of such Supporting Stockholder with respect to the transactions contemplated by the Merger Agreement is sought, such Supporting Stockholder will, or will cause the applicable holder of record to, irrevocably and unconditionally be present (in person or by proxy) for purposes of constituting a quorum and vote, or cause to be voted, or exercise its right to consent with respect to, all of the Shares held by such Supporting Stockholder in favor of any matter presented to the stockholders of Oyster Point that are necessary to the consummation of the transactions contemplated by the Merger Agreement (and not to commit or agree to take any action inconsistent with this clause);

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at any annual or special meeting of the stockholders of Oyster Point, and at any adjournment or postponement thereof, or in any other circumstances where a vote, consent or other approval of the stockholders of Oyster Point is sought, such Supporting Stockholder shall vote (or cause to be voted) all of its Shares (i) against any Acquisition Proposal (as defined in the Merger Agreement) or any action which is a component of any Acquisition Proposal; (ii) against any action or entering into any agreement or proposal made in opposition to or in competition with the consummation of the Merger, or any other action, agreement or proposal involving Oyster Point that would reasonably be expected to result in a breach of any covenant, representation or warranty of Oyster Point under the Merger Agreement; (iii) against any other action, agreement or proposal that would in any manner (A) change the voting rights of any class of capital stock of Oyster Point or (B) otherwise reasonably be expected to frustrate, prevent, interfere with or impede or nullify any of the transactions contemplated by the Merger Agreement or any provision thereof (and not to commit or agree to take any action inconsistent with this clause).

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed to comply with specified non-solicitation provisions with respect to any Acquisition Proposal.

Each Supporting Stockholder further agreed that, in the event of a Company Adverse Change Recommendation (as defined in the Merger Agreement) made in compliance with the terms of the Merger Agreement, solely in connection with the obligation to tender its Shares in the Offer or in connection with any vote, consent or approval subject to the first bulleted clause above, the number of such Supporting Stockholder’s Shares subject to the Support Agreement shall be modified to be the number that is equal to the lesser of (A) 35% of the total number of outstanding Shares and (B) the aggregate number of Shares held by the Supporting Stockholders as of the applicable date (the lesser of clause (A) and (B), the “Aggregate Lock-Up Amount”, and the proportion of the Aggregate Lock-Up Amount as a percentage of aggregate number of Subject Shares held by the Stockholders, the “Lock-Up Ratio”), such that each Supporting Stockholder is only obligated to tender or vote an amount of Shares equal to its Shares multiplied by the Lock-Up Ratio, and such Supporting Stockholder shall be free to tender or to vote (or cause to be voted) all of its remaining Shares in excess of its Lock-Up Subject Shares as it determines in its sole discretion.

The applicable Support Agreement will terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the mutual written consent of Viatris and each Supporting Stockholder and (d) such time as any modification, waiver or amendment to the Merger Agreement, as in effect as of the date of the Merger Agreement, is effected without the Supporting Stockholder’s consent that reduces the Offer Price, changes the form of consideration in the Offer or otherwise adversely affects all of the stockholders of Oyster Point in any material respect (which expressly excludes any determination that Oyster has failed to achieve a Milestone).

This summary and description of the Support Agreement is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(C) hereto and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On November 4, 2022, the Oyster Point Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Oyster Point and its stockholders, (ii) declared it advisable to enter into the Merger Agreement with Purchaser, (iii) approved the execution, delivery and performance by Oyster Point of the Merger Agreement and the consummation of the

Transactions, including the Offer and the Merger, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Oyster Point tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Oyster Point Board unanimously recommends that holders of Shares tender their Shares pursuant to the Offer.

Press releases, each dated November 7, 2022, issued by Oyster Point and Viatris, respectively, announcing the Offer, the Merger and the Transactions, are included as Exhibits (a)(5)(A) and (a)(5)(D) hereto and are incorporated herein by reference.

(i) Background of the Offer and Merger

The Oyster Point Board and Oyster Point’s management, with the assistance of its outside financial and legal advisors, frequently review Oyster Point’s potential strategic and financial alternatives in light of developments in Oyster Point’s business, in the sectors in which it competes, in the economy generally and in financial markets. These potential strategic and financial alternatives reviewed have included consideration of potential financings, licensing transactions, acquisitions, mergers, and a sale of Oyster Point.

As part of these efforts, the Oyster Point Board and Oyster Point management have regularly met with other biotechnology and pharmaceutical companies regarding a variety of potential partnerships, joint ventures, collaborations and other strategic transactions and have from time to time had high level discussions about entering into a potential strategic transaction. Meetings of these types have, among other things, led to Oyster Point’s collaboration and license agreement with Ji Xing Pharmaceuticals Limited, entered into on August 5, 2021.

On October 18, 2021, Oyster Point announced that the U.S. Food and Drug Administration had approved TYRVAYA (varenicline solution) Nasal Spray, formerly referred to as OC-01 (varenicline solution) nasal spray, for the treatment of the signs and symptoms of dry eye disease.

Starting in October 2021, representatives of Oyster Point and Viatris engaged in conversations about a potential licensing transaction for Oyster Point’s TYRVAYA Nasal Spray, in territories outside of the United States (“ex-U.S.”), excluding the People’s Republic of China, Hong Kong, Macau and Taiwan (“Greater China”). In connection with these conversations, Oyster Point and Viatris entered into a non-disclosure agreement on November 2, 2021, which did not include any standstill restrictions.

From October 2021 through May of 2022, representatives of Oyster Point initiated discussions with, or received inbound interest from, ten (10) additional parties. These included, among others, two third parties (“Party A,” and “Party B,” respectively), and representatives of Viatris. During this period, Oyster Point had discussions with nine (9) of those parties, including Party A and Party B, regarding their potential interest in an ex-U.S. licensing transaction with respect to TYRVAYA Nasal Spray. During such time, Oyster Point also provided Viatris with access to due diligence materials with respect to TYRVAYA Nasal Spray in order to facilitate Viatris’ evaluation of such an agreement.

Oyster Point subsequently entered into a confidentiality and non-disclosure agreement with Party A on January 12, 2022, to facilitate further discussions.

On June 2, 2022, at an Oyster Point Board meeting with management and representatives of Cooley LLP, outside counsel to Oyster Point (“Cooley”), in attendance, Mr. Lochner, Chief Financial Officer and Chief Business Officer of Oyster Point, provided the Oyster Point Board with an update on Oyster Point’s potential sources of financing and liquidity, as well as Oyster Point’s ongoing conversations relating to a potential ex-U.S. licensing deal, including those with Viatris. Following this report, the Oyster Point Board entered into executive session to discuss, in consideration of the strategic and operational challenges facing Oyster Point and a difficult financing environment for biopharmaceutical companies and more generally, potential strategic alternatives that might be available to Oyster Point. Following this discussion, the Oyster Point Board authorized management to contact potential counterparties and to contact and potentially engage a financial advisor with experience in the biopharmaceutical industry to assist the Oyster Point Board in evaluating strategic alternatives, including (but not limited to) a sale of Oyster Point.

On June 1, 2022, Piper Sandler & Co. (Piper Sandler), in response to their outreach to Oyster Point for a corporate progress update, held a discussion with Dr. Nau, Chief Executive Officer, President and a Director of Oyster Point, and Mr. Lochner. Subsequent to this initial call, on June 6, 2022, at the direction of the Oyster Point Board, Dr. Nau, Mr. Lochner, and Mr. Arty Ahmed, Head of Investor Relations and Business Development of Oyster Point, initiated contact with representatives of Piper Sandler, due to their substantial experience in life sciences and merger and acquisition transactions to discuss assisting the Oyster Point Board with an assessment of potential strategic transactions that Oyster Point could pursue. Following this discussion, Piper Sandler identified a group of companies that could be potentially interested in a strategic transaction with Oyster Point and discussed these options with Oyster Point management. After discussion with management, as authorized by the Oyster Point Board, Piper Sandler undertook an initial outreach to eight (8) parties, including Party A, and Party B, to assess the interest level of such parties in discussing a strategic transaction with Oyster Point. Such outreach by Piper Sandler did not include Viatris due to Oyster Point management’s pre-existing contacts with Viatris and the ongoing discussions with Viatris relating to an ex-U.S. license agreement.

On June 9, 2022, the chief executive officer of a third party (“Party C”) called Dr. Nau to inquire as to whether Oyster Point would be interested in discussing an all-stock merger with Party C. Dr. Nau stated that any potential strategic transaction would need to be discussed with the Oyster Point Board and that he would follow up at a later date.

On June 10, 2022, the Oyster Point Board held a meeting with management and representatives of Cooley in attendance. At the meeting, Dr. Nau provided an update on Oyster Point’s current financial status including Oyster Point’s expected cash flow and operating expenses. The Oyster Point Board discussed potential financing options, including the out-licensing of TYRVAYA Nasal Spray to a third party for marketing in countries other than the United States and Greater China. In response to this report, the Oyster Point Board strongly encouraged management to immediately take steps to cut expenses and explore potential financing options, particularly in light of Oyster Point’s cash position and the difficult financing environment for biopharmaceutical companies and more generally. Dr. Nau and Mr. Lochner then discussed Piper Sandler’s work to date and outreach to third parties, noting that Piper Sandler was assisting with the exploration of potential strategic alternatives, including a possible sale of Oyster Point as a whole and partnership or collaboration opportunities. Dr. Nau also noted Party C’s interest in potentially pursuing a stock-for-stock merger. Based on the financial and other operational matters discussed at this meeting, the Oyster Point Board determined that it would be important for Oyster Point to take more aggressive steps at this time to pursue a strategic transaction and explore other potential growth opportunities, including a collaboration, out licensing, partnership or merger with another biopharmaceutical company. To that end, the Oyster Point Board authorized management to continue working with Piper Sandler, given their work to date and experience with other biopharmaceutical transactions, to explore potential strategic transactions and authorized management to reach out to parties that had expressed interest in an ex-U.S. license, including Viatris, to see if there would be interest in an acquisition of Oyster Point.

Later on June 10, 2022, Piper Sandler provided an additional update to Dr. Nau, Mr. Lochner and Mr. Ahmed, indicating that another third party (“Party D”) had expressed that it may be interested in a strategic transaction with Oyster Point, and was considering entering into a confidentiality and non-disclosure agreement so as to facilitate further discussions.

Also on June 10, Oyster Point entered into a non-disclosure agreement with Party C. Such non-disclosure agreement included standstill provisions with customary fall-away rights that would permit such party to make a proposal to Oyster Point upon the announcement of a change of control transaction, including the Merger Agreement.

Following the Oyster Point Board meeting on June 10 and in response to Piper Sandler’s initial outreach, several of the third parties that were contacted responded to indicate further interest in discussions. Oyster Point received a draft confidentiality and non-disclosure agreement from one interested third party (“Party E”) to facilitate discussions, which was executed on June 15, 2022. Such non-disclosure agreement included standstill provisions with customary fall-away rights that would permit such party to make a proposal to Oyster Point upon the announcement of a change of control transaction, including the Merger Agreement. Piper Sandler also noted to Dr. Nau, Mr. Lochner and Mr. Ahmed that Party B had indicated positive interest and would likely engage in additional discussions relating to a potential strategic transaction. Other potential third parties contacted by Piper Sandler elected not to proceed further with Oyster Point due to timing or strategic considerations.

On June 13, 2022, Piper Sandler held a process organizational discussion to review various pertinent topics in preparation of further outreach to potential third parties. From June 10, 2022, to June 16, 2022, Piper Sandler updated Dr. Nau, Mr. Lochner and Mr. Ahmed on the outreach undertaken with the potential counterparties. This included positive initial interest from Party C, and interest from Party B in receiving additional information. In addition, during this timeframe, Piper Sandler noted to Dr. Nau, Mr. Lochner and Mr. Ahmed that Party A and Party D had each informed representatives of Piper Sandler that each of those parties was not interested in exploring either a licensing arrangement or a strategic transaction with Oyster Point because each of them deemed Oyster Point not a strategic fit with their current business development focus areas. Party C also informed Oyster Point that they were solely focused on an all-stock transaction. Also during this timeframe, Dr. Nau and Mr. Lochner contacted certain strategic parties that had previously expressed interest in an ex-U.S. license, including Viatris and Party B, about potentially engaging in discussions about an acquisition of Oyster Point.

On June 17, 2022, Piper Sandler provided Dr. Nau, Mr. Lochner, Mr. Rosenfeld, and Mr. Ahmed an update on conversations with third parties. Piper Sandler indicated that Party B, Party C and Party E had each requested to schedule a time for a management presentation for the following week. Subsequent to this update, Piper Sandler informed Dr. Nau, Mr. Lochner, Mr. Rosenfeld, and Mr. Ahmed that another party was not interested in exploring either a licensing arrangement or a strategic transaction as Oyster Point was not a current fit with their strategic investment focus.

On June 17, 2022, the Oyster Point Board held a meeting, during which Dr. Nau provided the Oyster Point Board with an overview of current discussions with the potential strategic parties that had been contacted by Piper Sandler. Dr. Nau also provided an overview of current discussions with three potential strategic parties, including Viatris and Party B, about expanding interest from an ex-U.S. licensing agreement to an acquisition of Oyster Point.

On June 21, 2022, Dr. Nau, Mr. Ahmed, and Mr. Lochner met with representatives of Viatris to further discuss the status of the ex-U.S. license proposal. Dr. Nau and Mr. Lochner stated that Viatris would need to provide a final term sheet for ex-US licensing by June 23, 2022, so that the Oyster Point Board could consider its alternatives in connection with a potential ex-U.S. license. No further discussions about a potential strategic acquisition were had at such time.

On June 22, 2022, Viatris called Dr. Nau to request an in-person meeting in New York.

On June 23, 2022, Dr. Nau met with representatives of Viatris, including Mr. Robert Coury, Executive Chairman of Viatris, Mr. Michael Goettler, Chief Executive Officer of Viatris, Mr. Rajiv Malik, President of Viatris, and Mr. Anil Amin, Chief Business Development Officer of Viatris. At this meeting, representatives of Viatris expressed interest in exploring a potential strategic transaction with Oyster Point. However, no specific price or other terms were discussed at that time. On the evening of June 23, 2022, Dr. Nau informed the Oyster Point Board of Viatris’ interest in a potential strategic transaction with Oyster Point.

On June 24, 2022, the Oyster Point Board held a meeting with management and representatives of Cooley in attendance. At the meeting, Dr. Nau updated the Oyster Point Board on the exploration of strategic alternatives, including the meeting that Oyster Point management had with representatives of Viatris the previous day about a potential strategic transaction. The Oyster Point Board and management also discussed potential financing alternatives, including pursuing an ex-U.S. licensing transaction for TYRVAYA Nasal Spray outside of Greater China with Viatris and/or a sale transaction simultaneously. The Oyster Point Board further discussed parties that might potentially be interested in a strategic transaction with Oyster Point based on Piper Sandler’s outreach, previous conversations with such parties and timeline for a potential strategic transaction. The Oyster Point Board discussed the strategic transaction process and, in light of Viatris’ indication of interest in an acquisition of Oyster Point, the desirability of retaining a financial advisor with extensive experience in public biopharmaceutical company transactions. A member of the Oyster Point Board suggested that Oyster Point reach out to Centerview Partners LLC (“Centerview”) given Centerview’s strength and experience in the life sciences sector, extensive experience in transactions involving public pharmaceutical companies (including Viatris) and familiarity with Oyster Point and its business. In executive session, the Oyster Point Board agreed that Centerview’s prior experience with public biopharmaceutical companies, and its familiarity with many of the large pharmaceutical companies and their representatives, including Viatris, would be useful in evaluating Oyster Point’s strategic alternatives, including a potential acquisition by Viatris, and determined to contact Centerview regarding potential engagement as a financial advisor. The Oyster Point Board also authorized management to continue soliciting interest from, and having due diligence meetings with, the parties, including Party B, Party C and Party E, that had expressed interested in learning more about Oyster Point or a strategic transaction.

On June 28, 2022, Oyster Point announced a plan to streamline operating expenses, including a reduction in force. The purpose of the plan was to better align the Oyster Point’s workforce with the anticipated current needs of its business, maximize the commercial potential of TYRVAYA Nasal Spray, and create value for Oyster Point’s stockholders. As a result of the plan, Oyster Point estimated that it would reduce operating expenses, primarily driven by lower non-employee-related general and administrative and research and development expenses, and to a lesser extent, by the reduction of up to approximately fifty (50) roles across the organization.

On June 28, 2022, representatives of Oyster Point and Viatris met to discuss providing Viatris with additional due diligence to evaluate a strategic acquisition of Oyster Point. In connection with such conversations, Oyster Point and Viatris entered into a non-disclosure agreement on June 28, 2022, which did not include any standstill restrictions.

On June 29, 2022, certain members of Oyster Point’s management held a meeting with representatives of Centerview to discuss a variety of possible strategic options available to Oyster Point, including a potential strategic transaction with Viatris. Representatives of Oyster Point also provided representatives of Centerview with an overview of the outreach to, and level of potential interest from, those third parties that had been contacted to date, including those contacted by Piper Sandler.

On June 30, 2022, as authorized by the Oyster Point Board, representatives of Oyster Point’s management held a management presentation meeting with representatives of Party B. Oyster Point and Party B entered into a non-disclosure agreement on June 30, 2022, which did not include any standstill restrictions.

On July 1, 2022, as authorized by the Oyster Point Board, representatives of Oyster Point held a management presentation meeting with representatives of Party E.

On July 8, 2022, Piper Sandler informed representatives of Oyster Point that, following the management presentation, Party E had informed Piper Sandler that it had elected not to proceed with a potential transaction with Oyster Point due to lack of fit within Party E’s strategic focus and concerns about ability to meet Oyster Point’s timing requirements. Piper Sandler indicated that Party B, however, remained interested in having further discussions.

On July 12, 2022, as authorized by the Oyster Point Board, representatives of Oyster Point held a management presentation meeting with representatives of Viatris.

On July 13, 2022, Dr. Nau met with representatives of Viatris to discuss a timeline for a potential transaction and the due diligence process generally. While representatives of Viatris conveyed interest in a strategic transaction, the parties did not discuss the potential price of any acquisition or any other terms thereof.

On July 14, 2022, Dr. Nau, Mr. Lochner, and Mr. Ahmed met with representatives of Party B to discuss Oyster Point’s business in further detail with specific focus, as requested by Party B, on Oyster Point’s clinical development pipeline. As part of this meeting, Oyster Point shared a presentation providing a more detailed overview of the pipeline assets.

During the week of July 11, 2022, at the direction of the Oyster Point Board, representatives of Centerview had discussions with Viatris’ senior management regarding the process, timing of a proposal and request for management projections for TYRVAYA Nasal Spray and OC-01 in the U.S.

On July 19, 2022, the Oyster Point Board held a meeting attended by management of Oyster Point and representatives of Centerview and Cooley. Prior to representatives of Centerview joining the meeting, the Oyster Point Board discussed the potential engagement of Centerview, and determined that it would be advisable to engage Centerview to act as Oyster Point’s financial advisor in connection with a possible transaction, based on Centerview’s strength and experience in the life sciences sector, expertise and qualifications in mergers and acquisitions, familiarity with biopharmaceutical companies (including in connection with engagements involving Viatris (formerly known as Mylan N.V.), and experience with Viatris’ representatives in other merger and acquisition contexts), Centerview’s historical relationship with, and knowledge of, Oyster Point, and the recommendation of both senior management and multiple members of the Oyster Point Board. Management also provided the Oyster Point Board with an update on the strategic process, including the conversations with Viatris and other parties that had been contacted by Piper Sandler.

Following such determination, representatives of Centerview joined the meeting and, at the request of the Oyster Point Board, provided an overview of the conversations that Centerview had with representatives of Viatris to date and the information that Viatris had indicated it would require in order to present an offer, including certain financial projections that had been prepared by management for purposes of a potential strategic transaction, which are referred to as the “Management Projections” and further described below in the section captioned “— Certain Unaudited Prospective Financial Information.” The Oyster Point Board engaged in extensive discussion with management regarding such forecasts and the prospects and risks of Oyster Point as a standalone business. Following this discussion, the Oyster Point Board authorized management and Centerview to share the Management Projections with representatives of Viatris.

On July 20, 2022, Piper Sandler indicated to representatives of Oyster Point that following internal discussions with their executive team, Party B had informed Piper Sandler that it had elected not to proceed with a potential strategic transaction with Oyster Point due to concerns with respect to timing. Piper Sandler also reported to Oyster Point, that another party (“Party F”) had expressed interest in exploring a potential strategic combination focused on Oyster Point’s gene therapy pipeline, as Party F had stated that it was currently only interested in Oyster Point’s gene therapy asset.

On August 5, 2022, the Oyster Point Board held a meeting attended by the management of Oyster Point and representatives of Centerview and Cooley to discuss the strategic process. At the meeting, Dr. Nau provided an overview of the status of discussions with such potential counterparties, including Party B’s decision to end discussions at such time. The Oyster Point Board evaluated strategic considerations relating to a potential transaction, including capital-raising, timing, and other options, and the discussions to date with Viatris with respect to a potential acquisition.

Later on August 5, 2022, Dr. Nau and Mr. Coury discussed next steps with respect to a potential strategic transaction. Mr. Coury verbally indicated that Viatris was considering a proposal to acquire Oyster Point at a valuation in the range of $11.00 to $13.00 per share but that Viatris would move forward only if Oyster Point agreed to a period of exclusivity during which Viatris would conduct its due diligence and the parties would negotiate the terms of the transactions. Representatives of Viatris subsequently conveyed the same message to representatives of Centerview.

On August 8, 2022, the Oyster Point Board held a meeting with management and representatives of Cooley and Centerview in attendance. At the meeting, Dr. Nau provided an update on strategic transaction discussions, including the verbal indication of interest from Viatris. Dr. Nau also provided an update on discussions with Party C and Party F, as well as feedback from Piper Sandler. Dr. Nau noted that Party F’s interest was limited to collaboration or partnership opportunities with Oyster Point, and that it was unlikely that Party F would be able to consummate a transaction on a timeline that was acceptable to Oyster Point. Dr. Nau also informed the Oyster Point Board that none of the other parties that had been contacted by Piper Sandler or management had expressed interest in an acquisition of Oyster Point, other than Party C which had expressed interest in a stock-for-stock transaction. Representatives of Cooley then reviewed the Oyster Point Board’s fiduciary duties attendant to a potential strategic transaction. The Oyster Point Board then engaged in a discussion surrounding these updates and related strategic process matters. The Oyster Point Board unanimously agreed that a potential cash deal with Viatris at a premium would be preferable to a potential stock-for-stock deal with Party C, particularly in the then-current market. Representatives of Centerview then provided an update on ongoing discussions with Viatris, and strategic considerations for a potential transaction, including the potential financial terms of the offer, as well as timing considerations. Representatives of Centerview also presented certain preliminary financial analyses in connection with Viatris’ verbal indication of interest, and reviewed the strategic outreach that had occurred to date, through management and Piper Sandler, noting that the potential counterparties that were contacted through such outreach did not express interest and that in their view there was a low likelihood of another potential counterparty making a cash offer for Oyster Point in a timely manner. The Oyster Point Board then discussed with representatives of Centerview potential next steps and negotiation strategy, and the Oyster Point Board determined that, based on Oyster Point’s strategic review to date and input from Centerview, pursuing a potential strategic transaction with Viatris was the best available alternative to Oyster Point’s standalone path at this time and it was critical to keep Viatris engaged. Following this discussion, the Oyster Point Board authorized Centerview to present a counteroffer to Viatris of $16.00 per share, with further authority to reduce the counteroffer to a price of $15.00 per share, if necessary, and commit to a thirty (30)-day period of exclusivity.

On August 12, 2022, as directed by the Oyster Point Board, representatives of Centerview presented the $16.00 per share counteroffer to representatives of Viatris, including Mr. Coury. Representatives of Viatris indicated to representatives of Centerview that Viatris was unwilling to engage in any price negotiations until its due diligence was completed. Because Viatris’ representatives were unwilling to negotiate at that time, representatives of Centerview did not present the reduced $15.00 per share counteroffer.

On August 13, 2022, Dr. Nau received a call from Mr. Coury to discuss Viatris’ verbal indication of interest. Mr. Coury informed Dr. Nau that Viatris intended to submit a written indication of interest, but noted that the written indication of interest would not contain a price per share because Viatris needed to complete its due diligence to present an offer price. However, Mr. Coury further noted that, based on the due diligence information reviewed to date, Viatris believed that it would ultimately submit an offer in the range of $11.00 to $13.00 per share. Mr. Coury also indicated that Viatris intended to provide a definitive offer price to Oyster Point in mid-September, and should the Oyster Point Board approve the definitive offer price, Viatris hoped to announce a transaction about two (2) weeks thereafter. Mr. Coury stressed that timing of a potential acquisition was important in light of Viatris’ strategic initiatives and that Viatris would not move forward without exclusivity. Representatives of Viatris subsequently conveyed the same message to representatives of Centerview.

Following this conversation, Viatris submitted a written indication of interest to Centerview (the “August 13 Indication of Interest”) for the acquisition of Oyster Point, which requested a thirty (30)-day exclusivity period (subject to extension for an additional fifteen (15) days if, during such thirty (30)-day exclusivity period, Viatris had provided a proposed valuation for Oyster Point which was reasonably acceptable to Viatris) and did not contain an offer price.

On the same day, the Oyster Point Board held a meeting attended by management of Oyster Point and representatives of Centerview and Cooley to discuss the August 13 Indication of Interest. Representatives of Centerview provided an update on the discussions with Viatris and also reviewed the financial terms of the August 13 Indication of Interest. Representatives of Centerview discussed Viatris’ diligence efforts to date and Viatris’ position with respect to diligence going forward. Representatives of Centerview also provided additional background on strategic discussions undertaken with Viatris to date, including with respect to Viatris’ unwillingness to consider raising its offer above the $11.00 to $13.00 per share range in response to the $16.00 per share counteroffer, and that Viatris would require exclusivity to move the transaction process forward. The Oyster Point Board discussed the August 13 Indication of Interest, including the absence of a firm offer price and the exclusivity requirement. The Oyster Point Board considered potential responses to Viatris’ August 13 Indication of Interest with input from its advisors. Dr. Nau also provided his perspective based on his interactions with Viatris, confirming that Viatris remained interested in the deal but was firm in its position of needing a period of exclusivity to complete further due diligence before making a formal offer. The Oyster Point Board also discussed other strategic options potentially available to it. Based on the discussions and considerations at this meeting, and the discussions and outcome of the strategic process discussed at prior meetings as well, the Oyster Point Board unanimously reached the consensus that Oyster Point should explore a potential strategic transaction with Viatris and grant Viatris a period of exclusivity in connection therewith. The Oyster Point Board then unanimously approved signing the exclusivity letter.

On August 15, 2022, Oyster Point signed the August 13 Indication of Interest with Viatris. From August 15 until the announcement of the Transactions, the parties engaged in due diligence discussions and Oyster Point made material non-public information available to representatives of Viatris and its advisors.

On August 19, 2022, the Oyster Point Board held a meeting with management and representatives of Cooley in attendance. At the meeting, Dr. Nau provided an update on discussions to date with management from Viatris. Dr. Nau then noted that, based on discussions between Viatris and Centerview, Viatris was contemplating maintaining Oyster Point’s current organizational structure and a significant portion of its headcount. The Oyster Point Board then further discussed timing of a potential transaction, as well as the possibility of completing an equity financing or licensing transaction should the potential transaction with Viatris not be consummated.

On August 26, 2022, the Oyster Point Board held a meeting with management and representatives of Cooley in attendance. At the meeting, Dr. Nau provided an update on discussions to date with management from Viatris and Viatris’ due diligence investigations. Dr. Nau noted that in connection with Viatris’ due diligence that Viatris was closely monitoring TYRVAYA Nasal Spray prescription numbers, and that Viatris had expressed some concern with recent trends in such prescription numbers.

On September 2, 2022, the Oyster Point Board held a meeting with management and representatives of Cooley in attendance. At the meeting, Dr. Nau provided an update on discussions to date with Viatris and Viatris’ due diligence investigations. Dr. Nau explained that Viatris remained concerned about TYRVAYA Nasal Spray prescription trends as compared to the management forecasts. In light of these discussions, the Oyster Point Board also considered potential alternatives should a transaction with Viatris not materialize.

On September 9, 2022, the Oyster Point Board held a meeting with management and representatives of Cooley in attendance. At the meeting, Dr. Nau provided an update on his discussions with Viatris, including diligence activity. Mr. Lochner provided a financial update as well. The Oyster Point Board discussed potential alternatives should the exclusivity period with Viatris expire, including the potential for an ex-U.S. license agreement outside of Greater China.

On September 12, 2022, representatives of Viatris conveyed to representatives of Oyster Point a high-level overview of the revised offer that it was prepared to submit to the Oyster Point Board. Representatives of Viatris reiterated their concern around the recent trends in TYRVAYA Nasal Spray prescription numbers as compared to the management forecasts. As a result of these concerns, representatives of Viatris explained that Viatris intended to submit a revised offer that would have an upfront payment and a near-term earnout, likely to be in the form of a contingent value right, tied to prescription numbers, and that Viatris was unwilling to pursue a deal with a purchase price of more than $13.00 per share (inclusive of such earnout). Representatives of Viatris also conveyed that the timing of the signing and closing would be outlined in the letter and were conditions to Viatris moving forward with the negotiation of definitive transaction documents, as Viatris would not be willing to pursue the proposed transaction without alignment with Viatris’ other strategic initiatives. Representatives of Viatris also indicated that retention matters, including for senior management, would also be an important area of focus for Viatris because of its desire to largely maintain Oyster Point’s organizational structure. On the same day, Mr. Coury conveyed the same message to Dr. Nau.

On September 13, 2022, Oyster Point received a revised indication of interest from Viatris (the “September 13 Indication of Interest”), proposing to acquire Oyster Point for all-cash consideration of up to $13.00 per share as follows: (1) $13.00 per share if Oyster Point achieved both 2022 Net Sales (as defined in the September 13 Indication of Interest) of $24.00 million or greater and 2022 Prescriptions (as defined in the September 13 Indication of Interest) of 149,950 or greater; (2) $12.00 per share if Oyster Point achieved both 2022 Net Sales of $22.00 million and 2022 Prescriptions of 134,955; and (3) $10.00 per share if Oyster Point did not achieve either of the foregoing milestones. In addition, the September 13 Indication of Interest: (a) requested support agreements from Oyster Point’s largest stockholders; (b) required an extension of the exclusivity period until 11:59 p.m. on October 24, 2022; (c) noted that the transaction would be conditioned on continued employment of key personnel and existing retention incentives remaining in place, including through a rollover of equity awards; and (d) stipulated that the transaction would close no earlier than January 3, 2023. The September 13 Indication of Interest noted that the thresholds required to achieve $13.00 per share were based on Oyster Point achieving the projected results for fiscal year 2022 reflected in the Management Forecasts. The September 13 Indication of Interest was updated on the same day to correct the prescription numbers that were proposed in the original version of the letter to match the forecasts that had been previously shared with Viatris. Around this time, Dr. Nau was informed of Viatris’ intention that he would continue in his role post-transaction and run Viatris’ ophthalmic business.

On September 13, 2022, the Oyster Point Board held a meeting with management and representatives of Centerview and Cooley in attendance. At the meeting, Dr. Nau provided an overview of the terms of the September 13 Indication of Interest. Dr. Nau described the milestones required to achieve the $12.00 and $13.00 offer prices, which included net sales and total prescription thresholds. Dr. Nau then discussed Viatris’ proposed timing for signing a definitive transaction agreement, as proposed in the September 13 Indication of Interest, and the upcoming expiration of the exclusivity period between Oyster Point and Viatris. Members of the Oyster Point Board discussed the proposed offer price at length, including the proposed milestones and Viatris’ desire to retain key employees and roll over certain outstanding equity awards, and the potential risks posed by an extended exclusivity period. Representatives of Centerview also reviewed their conversations with representatives of Viatris and provided its perspective on the September 13 Indication of Interest, including with respect to the lack of other available strategic alternatives other than Oyster Point’s standalone path, which the Oyster Point Board acknowledged would be challenging in the then-current market environment. The Oyster Point Board considered that Viatris’ proposed offer price was still in the initial range that Viatris had proposed with respect to transaction value, and how extending exclusivity (and therefore the potential timeline for executing a transaction) could create additional risk for Oyster Point in light of its cash balance and financial position. The Oyster Point Board, along with representatives of Centerview, considered potential counterproposals, including ways to maximize the price to be paid by Viatris. In response to this discussion, Dr. Nau and representatives of Centerview reported that in conversations with representatives of Viatris it was implied that there was not much, if any, flexibility with respect to the upfront payment, except to potentially move from $10.00 per share upfront to $11.00 per share. The Oyster Point Board, along with management, then considered the risks of continuing to operate as a standalone company, especially in light of the amount of financing that would be required to fund Oyster Point’s operations over the next six (6) to twelve (12) months. Dr. Nau noted that additional cost reductions would need to be effected in order to continue to operate as a standalone company, and that both the cost cutting measures and dilutive financing would likely put downward pressure on Oyster Point’s stock price. Following a lengthy discussion, the Oyster Point Board determined to reconvene to make a final determination with respect to the September 13 Indication of Interest.

On September 14, 2022, the Oyster Point Board reconvened to discuss the September 13 Indication of Interest with management and representatives of Cooley in attendance. The Oyster Point Board discussed the September 13 Indication of Interest, and also considered the other strategic alternatives available to Oyster Point, including continuing to operate as a standalone company. The Oyster Point Board continued to discuss the costs and benefits of a strategic transaction on the terms proposed by Viatris, and the potential risks and benefits of other alternatives. Based on the discussions the Oyster Point Board had at this meeting and its prior meeting the day before, which included a review of the outreach conducted by Piper Sandler and management earlier in the year, the Oyster Point Board reached the conclusion that pursuing the September 13 Indication of Interest was in the best interest of Oyster Point and its stockholders. Accordingly, the Oyster Point Board authorized management to proceed with Viatris on the terms outlined in the September 13 Indication of Interest, except that management should seek to increase the upfront payment from $10.00 per share to $11.00 per share, and seek to revise the $12.00 per share milestone to Oyster Point achieving 2022 Net Sales of $21.6 million and 2022 Prescriptions of 131,822, respectively, as Dr. Nau and representatives of Centerview had previously advised may be achievable.

Later that day, as directed by the Oyster Point Board, Dr. Nau and representatives of Centerview presented representatives of Viatris with the Oyster Point Board’s counterproposal.

On September 15, 2022, Dr. Nau, a representative of Centerview, Mr. Coury, and a representative of Cravath, Swaine & Moore LLP (“Cravath”), legal advisors to Viatris, held a call to discuss details pertaining to the September 13 Indication of Interest.

On September 15, 2022, Viatris provided Oyster Point with a revised written proposal (the “September 15 Indication of Interest”) to acquire Oyster Point. The terms of the September 15 Indication of Interest were the same as the terms of the September 13 Indication of Interest, except that Viatris agreed to increase the upfront payment from $10.00 per share to $11.00 per share.

On September 15, 2022, the Oyster Point Board met to discuss the September 15 Indication of Interest with management and Cooley in attendance. Dr. Nau noted that representatives of Viatris had indicated that the September 15 Indication of Interest represented its best and final offer. The Oyster Point Board further discussed Viatris’ proposal, in addition to revisiting Oyster Point’s other alternatives, including potentially pursuing a standalone path or a transaction with Party C. The Oyster Point Board reached the unanimous consensus that Oyster Point faced an extremely difficult standalone path, that a transaction with any other potential party was highly uncertain and would entail substantial inherent risks, and that Viatris’ September 15 Indication of Interest represented the best strategic alternative available to Oyster Point at this time. The Oyster Point Board then reached the determination that it would be in the best interests of Oyster Point and its stockholders to pursue a strategic acquisition on the terms proposed with Viatris. The Oyster Point Board approved management’s execution of the September 15 Indication of Interest, based on the discussions with management, including the extension of exclusivity to October 24, 2022, and authorized management to discuss retention matters with representatives of Viatris with input and feedback from members of the compensation committee of Oyster Point Board or the Oyster Point Board, as necessary.

Management executed the September 15 Indication of Interest on September 16, 2022. Following the execution of the September 15 Indication of Interest, Oyster Point, Viatris and their respective counsel continued to engage in confidential discussions to further the due diligence and strategic transaction process.

On September 22, 2022, representatives of Cooley, on behalf of Oyster Point, shared with representatives of Cravath a draft merger agreement, tender and support agreement and form of contingent value rights agreement. The draft merger agreement provided for, among other things, a two-step process in which a wholly owned subsidiary of Viatris would commence a tender offer followed by a back-end merger pursuant to Section 251(h) of the DGCL, with Oyster Point continuing as the surviving corporation in the merger, and reflected the other key terms of Viatris’ September 15 Indication of Interest, including with respect to the rollover of equity awards.

On October 4, 2022, representatives of Cravath, on behalf of Viatris, shared with representatives of Cooley a revised draft of the merger agreement. From this time until the execution of the Merger Agreement and the Tender and Support Agreement, representatives of Cooley and Cravath negotiated and exchanged drafts of the merger agreement.

Later that week, representatives of Cooley and Cravath had several discussions, with representatives of Oyster Point and Viatris participating, regarding the terms of the proposed transaction documents, including the proposed transaction structure and the importance to Oyster Point of certainty of a timely closing, and employee and retention matters.

On October 13, 2022, representatives of Cravath, on behalf of Viatris, shared with representatives of Cooley a revised draft of the tender and support agreement which provided for, among other things, a “cut-back” provision by which the aggregate number of supporting stockholders’ shares subject to the terms and conditions of the tender and support agreement would be reduced, pro rata, to 35% of the aggregate shares held by the supporting stockholders upon a change of recommendation by the Oyster Point Board (in lieu of termination of certain provisions of the tender and support agreement in their entirety). From this time until the execution of the Tender and Support Agreement, representative of Cooley and Cravath negotiated and exchanged drafts of the tender and support agreement.

On October 18, 2022, representatives of Cravath, on behalf of Viatris, shared with representatives of Cooley a revised draft of the form of contingent value rights agreement. From this time until the execution of the Merger Agreement (to which the form CVR Agreement was appended), representatives of Cooley and Cravath negotiated and exchanged drafts of the form of contingent value rights agreement.

On October 19, 2022, the Oyster Point Board held a meeting with management and representatives of Cooley. At the meeting, representatives of Cooley discussed key terms of the proposed engagement letter with Centerview and a material relationships disclosure letter that had been provided by Centerview in advance of the meeting. After discussion, the Oyster Point Board unanimously approved Oyster Point’s entry into an engagement letter with Centerview. Following such approval, the Board further discussed whether it would formally engage Piper Sandler for the work it had performed in soliciting interest from other parties in connection with the Oyster Point Board’s review of strategic alternatives. However, because such process did not ultimately result in a compelling alternative to the transaction with Viatris, the Board determined that that it would not be appropriate to formally engage and compensate Piper Sandler in connection with the potential strategic transaction with Viatris. Accordingly, Oyster Point did not engage Piper Sandler, and no fees are payable to Piper Sandler in connection with the transactions.

On October 20, 2022, representatives of Oyster Point and Viatris, together with representatives of Cooley and Cravath, discussed certain employee benefit related provisions of the draft merger agreement, including proposals regarding retention arrangements with key Oyster Point employees, including Dr. Nau and Mr. Lochner. From October 20, 2022, until the execution of the Merger Agreement, representatives of Viatris negotiated retention and employee matters with Oyster Point management, including Dr. Nau and Mr. Lochner. During this period, Dr. Nau and Mr. Lochner reported the content and status of the negotiations to members of the Oyster Point Board and the compensation committee of the Oyster Point Board and received direction and feedback on the proposals made to Viatris with respect to the matters from such members of the committee and the Oyster Point Board, as applicable.

On October 23, 2022, the Oyster Point Board held a meeting with management and representatives of Cooley in attendance. At the meeting, Dr. Nau provided an update on negotiations with Viatris, including Viatris’ desire to extend the timing for finalizing the transaction documents based on Viatris’ strategic objectives and employee and retention matters. Representatives from Cooley then provided an update on the material terms of the transaction documents being negotiated. The Oyster Point Board provided feedback to management and its advisors on the key terms being negotiated and discussed with Viatris. In addition, based on the ongoing discussions and the progress that had been made, the Oyster Point Board expressed continued support for management and its advisors to continue to negotiate and finalize the strategic transaction with representatives of Viatris. The following day, the parties executed an extension of the exclusivity agreement to November 7, 2022.

On November 4, 2022, the Oyster Point Board held a meeting to consider the final terms of the merger agreement and the other transaction agreements. Representatives of Cooley reviewed legal matters and the proposed terms of the final Merger Agreement, the Tender and Support agreements, proposed post-merger retention arrangements, and the CVR Agreement, as well as the Oyster Point Board’s fiduciary duties. Representatives of Centerview reviewed with the Oyster Point Board Centerview’s financial analysis of the Cash Amount, taken together (and not separately) with one CVR, and rendered to the Oyster Point Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 6, 2022 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Cash Amount, taken together (and not separately) with one CVR to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “Opinion of Oyster Point’s Financial Advisor”. Representatives of Cooley also discussed the proposed resolutions to approve the Merger Agreement and the Transactions. After carefully considering the proposed terms of the Transactions, and taking into consideration the matters discussed during that meeting and prior meetings of the Oyster Point Board (for additional detail, see — “Reasons for Recommendation”), the Oyster Point Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Oyster Point and its stockholders, (ii) declared it advisable to enter into the Merger Agreement with Purchaser, (iii) approved the execution, delivery and performance by Oyster Point of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Oyster Point tender their Shares to Purchaser pursuant to the Offer.

Early in the morning of November 7, 2022, representatives of Oyster Point and Viatris executed the proposed Merger Agreement (to which the form CVR Agreement was appended), and Viatris and certain stockholders of Oyster Point executed the Tender and Support Agreement. Later that morning each of Oyster Point and Viatris issued a press release announcing the transactions.

(ii)	Reasons for Recommendation

The Oyster Point Board, with the assistance of Oyster Point’s management and its financial and legal advisors, evaluated the Merger Agreement and the Transactions and unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Oyster Point and its stockholders, (ii) declared it advisable to enter into the Merger Agreement with Viatris and Purchaser, (iii) approved the execution, delivery and performance by Oyster Point of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Oyster Point tender their Shares to Purchaser pursuant to the Offer.

In the course of reaching its unanimous determination, the Oyster Point Board carefully considered the following reasons that weighed positively in favor of its decision, among others and not necessarily in order of relative importance:

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Premium to Market Price. The Oyster Point Board considered the fact that the Cash Amount of $11.00 per Share alone represented an approximately 32% premium to the closing price of the Shares on November 4, 2022, the last full trading day prior to the public announcement of the execution of the

Merger Agreement, and an approximately 53% premium over the volume-weighted average price of the Shares during the preceding thirty (30)-day trading period.

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Cash Consideration; Certainty of Value. The Oyster Point Board considered that the Offer Price and the Merger Consideration will consist entirely of cash, which provides certainty, immediate value, and liquidity to Oyster Point’s stockholders for their Shares, especially when viewed against the risks and uncertainties associated with Oyster Point’s strategy if continuing as a stand-alone company and the potential impact of such risks and uncertainties on the trading price of the Shares.

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Opportunity to Realize Additional Value. The Oyster Point Board considered the fact that, in addition to the Cash Amount, Oyster Point’s stockholders will receive one (1) CVR for each Share held, which provides Oyster Point’s stockholders an opportunity to realize additional value, to the extent that the Milestones are achieved, through an additional cash payment. The Oyster Point Board considered the estimated probability of success and timing for achieving the Milestones, including management’s projections with respect to the Milestones.

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Business, Financial Condition and Prospects. The Oyster Point Board considered Oyster Point’s current and historical financial conditions, results of operations, business, competitive position, properties, assets and prospects, as well as Oyster Point’s long-term plan and the execution risks associated with the commercialization of TYRVAYA Nasal Spray on a standalone basis and the development, regulatory approval and commercialization of Oyster Point’s other products and product candidates. The Oyster Point Board weighed the certainty of realizing an upfront payment of $11.00 per Share in cash plus a CVR to receive potential contingent consideration of up to $2.00 per Share in cash in the Offer and the Merger compared to the uncertainty that trading values would approach an amount comparable to the Offer Price in the foreseeable future and the risks and uncertainties associated with Oyster Point and its business, including the execution risks noted above. The Oyster Point Board also took into consideration the fact that Oyster Point would require substantial additional capital in order to continue to commercialize TYRVAYA Nasal Spray, complete the remaining clinical development and commercialization for its product candidates and initiate additional studies for its product candidates, as well as fund its other ongoing operations. In addition, the Oyster Point Board considered that, were Oyster Point to seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could have a highly dilutive effect on Oyster Point’s existing stockholders, might only be available on unfavorable terms, or might not be available at all.

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Best Strategic Alternative for Maximizing Stockholder Value. The Oyster Point Board determined, after a thorough review of strategic alternatives and discussions with Oyster Point management and its financial and legal advisors, that the Offer Price is more favorable to the stockholders of Oyster Point than the potential value that might have resulted from other strategic alternatives available to Oyster Point, including, but not limited to, remaining as a stand-alone public company, in light of various factors, including the following:

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The Oyster Point Board’s belief that, based on its negotiations with Viatris, it had obtained Viatris’ best offer and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable by Oyster Point under the circumstances;

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that Oyster Point had conducted a lengthy and thorough process, directed by the Oyster Point Board, during which numerous other parties had engaged in discussions with Oyster Point or its financial advisors regarding a potential strategic transaction with Oyster Point, whether on a whole-company basis or as a license or collaboration, but no other party had submitted a proposal with respect to any such strategic transaction;

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that on numerous occasions in 2022, the Oyster Point Board evaluated carefully, with the assistance of legal and financial advisors and members of Oyster Point’s management, the risks and potential benefits associated with other strategic or financial alternatives, including licensing or collaboration agreements or business combination transactions, and the potential for stockholder value creation associated with those alternatives. As part of these evaluations, the Oyster Point Board considered (i) an assessment of Oyster Point’s business, assets (including its pipeline assets), prospects, competitive position, regulatory landscape, historical and projected financial performance, short- and long-term capital needs and the nature of the industry in which Oyster Point competes; and (ii) the risks associated with Oyster Point’s business and remaining as a stand-alone public company (as further described above in the section captioned “—Business, Financial Condition and Prospects”);

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that the actual operating and financial performance and prospects for Oyster Point could differ materially from the prospective information prepared by Oyster Point’s management team, which reflect various assumptions, as further described in the section captioned “—Certain Unaudited Prospective Financial Information;” and

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the business reputation, capabilities and financial condition of Viatris, and the perception of the Oyster Point Board that Viatris is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner.

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Likelihood and Speed of Consummation. The Oyster Point Board considered the likelihood of completion of the Transactions to be high, particularly in light of the terms of the Merger Agreement and the closing conditions to the Offer and the Merger, including: (i) the conditions to the Offer and the Merger being specific and limited; (ii) the absence of any financing or funding condition in the Merger Agreement; (iii) the likelihood of obtaining required regulatory approvals; (iv) the remedy of specific performance available to Oyster Point under the Merger Agreement in the event of breaches by Purchaser; and (v) the structure of the transaction as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before Oyster Point’s stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Oyster Point Board also considered the fact that certain stockholders of Oyster Point, solely in their capacities as stockholders, have agreed, pursuant to and subject to the conditions of the Support Agreements, to tender their Shares into the Offer.

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Opportunity to Receive Unsolicited Alternative Proposals and to Terminate the Transactions in Order to Accept a Superior Proposal. The Oyster Point Board considered the terms of the Merger Agreement permitting Oyster Point to receive unsolicited alternative proposals, and the other terms and conditions of the Merger Agreement, including: (i) Oyster Point’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated; (ii) the provision of the Merger Agreement allowing the Oyster Point Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to compliance with certain procedures described in the Merger Agreement and payment of a termination fee of $11,850,000, which amount the directors believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals; and (iii) the ability of the Oyster Point Board under the Merger Agreement to withdraw or modify its recommendation that Oyster Point’s stockholders tender their Shares to Purchaser pursuant to the Offer in certain circumstances, including in connection with a superior offer or a material event or development or change in circumstances.

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Fairness Opinion from Centerview. The Oyster Point Board considered Centerview’s financial analysis and the oral opinion of Centerview rendered to the Oyster Point Board, which was subsequently confirmed by delivery of a written opinion dated November 6, 2022, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview in preparing its opinion, the Cash Amount, taken together (and not separately) with one CVR to be paid to the holders of Shares (other than as specified in such opinion) pursuant to as set forth therein, the consideration to be paid to Oyster Point’s stockholders (other than as specified in such opinion) pursuant to the proposed Merger Agreement was fair, from a financial point of view, to such stockholders (see below under “—Opinion of Oyster Point’s Financial Advisor”). The full text of the written opinion of Centerview dated November 6, 2022, which set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, has been included as Annex I to this Schedule 14D-9 and are incorporated herein by reference.

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Terms of the Merger Agreement and CVR Agreements. The Oyster Point Board reviewed and considered the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated, and concluded that such terms are reasonable and fair to, and in the best interest of, Oyster Point and its stockholders. The Oyster Point Board also reviewed and considered the conditions to the completion of the Merger, including that the completion of the Merger is not subject to any financing condition or any condition based upon Viatris stockholder approval, which enhances the likelihood of the consummation of the Offer and the Merger. The Oyster Point Board also reviewed and considered the terms of the CVR Agreement, taken as a whole, including the terms and scope of the Milestones.

•

Terms of Support Agreement. The Oyster Point Board reviewed and considered the terms of the Support Agreements, which will terminate upon certain circumstances, including (i) upon termination of the Merger Agreement or (ii) any change, waiver or amendment to the Merger Agreement that reduces the Offer Price, changes the form of consideration in the Offer or otherwise adversely affects Oyster Point’s stockholders in any material respect (other than a determination that Oyster Point has failed to achieve any Milestone) without the consent of the stockholders party to the applicable Support Agreement. In addition, The Oyster Point Board considered the fact that if the Oyster Point Board makes an adverse change recommendation in accordance with the Merger Agreement, then the number of outstanding Shares that would remain committed to the Offer pursuant to the Support Agreements would be equal to the lesser of 35% of the outstanding Shares or the aggregate number of the Shares held by the Supporting Stockholders as of such date.

The Oyster Point Board also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions, including the following, which are not necessarily listed in order of relative importance:

•

the fact that Oyster Point would no longer exist as an independent, publicly traded company, and Oyster Point’s stockholders would no longer participate in any future earnings or growth of Oyster Point or benefit from the successful execution of Oyster Point’s current strategy as a public company or from any potential future appreciation in the value of the Shares, including any value that could be achieved if Oyster Point engages in future strategic or other transactions;

•

the risk that, despite the projections of Oyster Point’s management that each of the Milestones was achievable as of November 4, 2022, one or both of the Milestones may nevertheless not be achieved as required by the CVR Agreement for Oyster Point’s stockholders to receive the payments due with respect to each Milestone pursuant to the CVRs;

•

that significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of Oyster Point’s management will be required, potentially resulting in disruptions to the operation of Oyster Point’s business;

•	the risk that all conditions to the parties’ obligations to complete the Offer and the Merger are not satisfied, and as a result, the Merger is not completed;

•	the risks and costs to Oyster Point if the Transactions do not close, including uncertainty about the effect of the proposed Offer and Merger on Oyster Point’s employees, customers and other parties,

which may impair Oyster Point’s ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with Oyster Point;

•

that the Merger Agreement provides for a termination fee of $11,850,000 payable by Oyster Point under certain circumstances, including if Oyster Point terminates the Merger Agreement to accept a superior offer and enter into a definitive written agreement with respect to such superior offer;

•

that the Merger Agreement restricts Oyster Point’s ability to solicit, initiate or knowingly facilitate or encourage competing proposals or enter into discussions or negotiations with respect thereto, subject to certain exceptions to allow the Oyster Point Board to exercise its fiduciary duties;

•	the fact that the gain realized by Oyster Point’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•

the restrictions in the Merger Agreement on the conduct of Oyster Point’s business prior to the consummation of the Merger, which may delay or prevent Oyster Point from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger; and

•	various other risks associated with the Merger and the business of Oyster Point described in the section entitled “Cautionary Statements Regarding Forward-Looking Statements.”

The Oyster Point Board concluded that the risks, uncertainties, restrictions, and potentially negative reasons associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion the Oyster Point Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive but addresses the material information and factors considered by the Oyster Point Board in connection with its recommendation. In view of the wide variety of reasons considered by the Oyster Point Board in connection with the evaluation of the Offer and the complexity of these matters, the Oyster Point Board did not find it practicable to and did not quantify or otherwise assign relative weights to, the specific reasons considered in reaching its determination and recommendation. Rather, Oyster Point’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Oyster Point Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Oyster Point Board considered the interests of Oyster Point’s executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

The foregoing description of the consideration by the Oyster Point Board of the reasons supporting the Merger Agreement, the Offer, the Merger, and the other Transactions contemplated by the Merger Agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statements Regarding Forward-Looking Statements.”

In light of the reasons described above, the Oyster Point Board unanimously determined that the Offer is advisable, fair to and in the best interest of Oyster Point and its stockholders and unanimously recommends, on behalf of Oyster Point, that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

(iii)	Intent to Tender

To Oyster Point’s knowledge, after making reasonable inquiry, all of Oyster Point’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(iv)	Executive Officer and Director Arrangements Following the Merger

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Employment Agreements” above.

(v)	Certain Unaudited Prospective Financial Information

Oyster Point does not, as a matter of course, make public disclosure of detailed forecasts or projections of its expected financial performance for extended periods given, among other things, the inherent difficulty of predicting future periods and the likelihood that the underlying assumptions and estimates may prove not to be appropriate. However, in connection with Oyster Point’s exploration of strategic opportunities as described in more detail in the section “—Background of the Offer and the Merger” above, Oyster Point’s management prepared certain non-public, unaudited prospective financial information which was provided to and discussed with the Oyster Point Board in connection with its evaluation of the Offer and the Merger.

The non-public, unaudited prospective financial information included information for calendar years 2022 through 2037 (the “Financial Projections”) and estimated probability of Oyster Point achieving the Milestones (the “CVR Probabilities”) as set forth below (the Financial Projections and the CVR Probabilities, collectively, the “Management Projections”). The Management Projections also were provided to Oyster Point’s financial advisor, Centerview, for its use and reliance (as authorized by the Oyster Point Board) in connection with its financial analyses and opinion as described in the section of this Schedule 14D-9 titled “—Opinion of Oyster Point’s Financial Advisor” below, and certain line items of the Financial Projections only were provided to Viatris in connection with its consideration of a potential acquisition of Oyster Point, as described in more detail in the section “—Background of the Offer and the Merger” above.

The Management Projections were prepared by Oyster Point’s management based on assumptions they believed to be reasonably achievable. The Management Projections reflect numerous assumptions including (i) commercial success of TYRVAYA Nasal Spray, the probability and timing of regulatory approval and commercial launch success for Oyster Point’s other product candidates, market size, market share, competition, pricing and reimbursement for each of Oyster Point’s products and product candidates; (ii) research and development expenses, sales, general and administrative expenses and other operating expenses; and (iii) other relevant factors relating to Oyster Point’s strategic plan, as well as how certain of these assumptions may change over time. The probability of success attributed to all indications for each product or product candidate in the Management Projections and the corresponding anticipated product candidate launch timelines are based on management assumptions, as well as typical success rates and product candidate launch timelines for similar programs for product candidates at similar stages of clinical development and other considerations. The Management Projections further reflect numerous estimates and assumptions made by our management with respect to general economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Oyster Point’s control. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the Management Projections.

The Management Projections were prepared by Oyster Point on a stand-alone basis and do not take into account the Transactions, including any costs incurred in connection with the Offer or the other transactions contemplated thereby or any changes to Oyster Point’s operations or strategy that may be implemented after the completion of the Merger. As a result, actual results likely will differ, and may differ materially, from those reflected in the Management Projections.

The information and table set forth below are included solely to give Oyster Point’s stockholders access to relevant portions of the Management Projections and are not included in this Schedule 14D-9 to influence any Oyster Point stockholder to tender Shares or for any other purpose. Oyster Point makes and has made no representations to Viatris or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.

Oyster Point Management Projections

($ in millions)	Fiscal Year Ending December 31,
	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Net DED Revenue(1)	$24	$88	$173	$227	$283	$321	$342	$357	$370	$380	$389	$397	$403	$410	$143	$50
Net NK Revenue(1)	—	—	—	2	8	17	26	35	46	57	61	63	65	68	24	8
OC-101 and OC-103 U.S. Revenue(1)	—	—	—	—	—	2	5	8	11	14	17	20	23	25	25	25
Net Royalty / Milestone Revenue(2)	$36	—	$15	$25	$6	$25	$24	$26	$39	$34	$34	$35	$35	$35	—	—
Royalty Payments to OrbiMed(3)	(0)	(2)	(4)	(7)	(8)	(9)	—	—	—	—	—	—	—	—	—	—
Total Net Revenue(1)	$60	$86	$184	$247	$288	$356	$397	$426	$466	$486	$501	$515	$527	$538	$192	$84
Gross Profit(1)	$54	$74	$163	$228	$266	$330	$368	$395	$433	$450	$464	$476	$487	$495	$105	$51
Total Operating Expenses	(167)	(154)	(150)	(166)	(171)	(176)	(182)	(188)	(193)	(199)	(205)	(211)	(217)	(222)	(84)	(36)
Operating Income(1)	($113)	($80)	$13	$62	$95	$154	$186	$207	$239	$251	$260	$265	$270	$273	$21	$15
Unlevered Free Cash Flow(4)	(121)	(84)	(2)	49	83	135	166	145	166	178	185	189	193	195	67	27

(1)

Includes revenue from (i) projected net product sales and milestone payments related to TYRVAYA Nasal Spray, (ii) projected net product sales and milestone payments related to OC-01 Neurotrophic Keratopathy indication (“OC-01 NK”) currently in phase 2 trials assuming a 65% probability of successful regulatory approval, and (iii) projected net product sales related to Oyster Point’s proprietary ETFTM gene therapy candidates, OC-101 (AAV-NGF) and OC-103 (AAV-DAO), currently in preclinical development assuming a 5% probability of successful regulatory approval.

(2)

Includes (i) projected net milestone and royalty payments related to ex-U.S. licensing transactions for TYRVAYA Nasal Spray, and (ii) projected net milestone and royalty payments related to ex-U.S. licensing transactions for OC-01 NK.

(3)	Reflects projected royalty payments due under the Company’s credit facility with OrbiMed Royalty & Credit Opportunities III, LP, entered into in August 2021.
(4)	Unlevered Free Cash Flow is a non-GAAP measure.

Oyster Point’s management also provided to Centerview and the Oyster Point Board the CVR Probabilities, or the estimated probability of Oyster Point achieving the TYRVAYA net product sales and prescriptions thresholds for the twelve months ended December 31, 2022 to achieve one or both of the Milestones, which were as follows: (i) a 50% probability that neither of the Milestones will be achieved; (ii) a 45% probability that Milestone One will be achieved; and (ii) a 5% probability that Milestone Two will be achieved. The TYRVAYA Nasal Spray net product sales and prescriptions thresholds to achieve each of Milestone One and Milestone Two represented, for Milestone One, 90% of Management’s projections for such metrics as of July 2022, and for Milestone Two, 100% of management’s projections for such metrics as of July 2022.

Important Information about the Management Projections

The Management Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified

Public Accountants for preparation and presentation of projections of prospective financial information. The non-GAAP financial measures used in the Management Projections were relied upon by Oyster Point’s Board of Directors in connection with its consideration of the Offer, the Merger and the Offer Price, and were approved by Oyster Point’s Board of Directors for use by Centerview in connection with its financial analysis and opinion. While Oyster Point believes that such non-GAAP financial measures provide useful supplemental information in analyzing Oyster Point’s financial results, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by Oyster Point may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisor in connection with a proposed business combination transaction such as the proposed Transactions if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by Oyster Point’s Board of Directors or Centerview in connection with the Offer or the Merger. Accordingly, Oyster Point has not provided a reconciliation of the financial measures included in the Management Projections to the relevant GAAP financial measures. The Management Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger.

While the Management Projections are presented with numerical specificity, the Management Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond Oyster Point’s control. Further, given that the Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. Important factors that may affect actual results and may result in such projections not being achieved include: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the inability to complete the Offer or Merger, or the failure to satisfy other conditions to completion of the Offer or the Merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the completion of the Merger, and risks and uncertainties pertaining to Oyster Point’s business, including the risks and uncertainties detailed in Oyster Point’s public periodic filings with the SEC. In addition, the ability to achieve the Management Projections may depend on, in part, whether or not strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the Management Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Oyster Point operates, and the risks and uncertainties described in the section titled “Cautionary Statements Regarding Forward-Looking Statements,” all of which are difficult or impossible to predict and many of which are beyond Oyster Point’s control. The Management Projections also reflect assumptions by Oyster Point’s management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Oyster Point business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared.

Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may differ, and may differ materially, from those shown. The Management Projections are included in this Schedule 14D-9 to give stockholders access to non-public information that was provided to Oyster Point’s Board of Directors in the course of evaluating the Offer and the Merger and to Centerview for its use and reliance in connection with its financial analyses and opinion as described in the section of this Schedule 14D-9 titled “—Opinion of Oyster Point’s Financial Advisor” below, and are not intended to influence the decision of any Oyster Point stockholder whether to tender his, her or its Shares in the Offer. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that any of Oyster Point, Viatris, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Management Projections necessarily predictive of actual future events, and the Management Projections should not be relied upon as such. None of Oyster Point, Viatris, Purchaser or any of their respective affiliates, officers, directors, advisors, or other representatives can give any assurance that actual results will not differ from the Management Projections. None of Oyster Point, Viatris, Purchaser nor any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Oyster Point compared to the information contained in the Management Projections or that forecasted results will be achieved.

In addition, the Management Projections were prepared in the context of the business, economic, regulatory, market and financial conditions that existed at the time they were prepared, and the Management Projections have not been updated to reflect changes in such conditions, revised prospects for Oyster Point’s business or any other transactions or events that has occurred or that may occur and that was not anticipated when the Management Projections were prepared, and except as required by applicable securities laws, Oyster Point does not intend to update or otherwise revise the Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be inappropriate.

The Management Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Oyster Point included in this Schedule 14D-9 and in Oyster Point’s other public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Management Projections, Oyster Point stockholders are cautioned not to place undue reliance on the Management Projections.

(vi)	Opinion of Oyster Point’s Financial Advisor

Opinion of Centerview Partners LLC

Oyster Point retained Centerview as financial advisor to the Oyster Point Board in connection with the Transactions. In connection with this engagement, the Oyster Point Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than Dissenting Shares and Excluded Shares) of the Cash Amount, taken together (and not separately) with one CVR, which are collectively referred to as the “Consideration” throughout this section, proposed to be paid to such holders pursuant to the Merger Agreement. On November 4, 2022, Centerview rendered to the Oyster Point Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 6, 2022, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration proposed to be paid to the holders of Shares (other than Dissenting Shares and Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated November 6, 2022, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Oyster Point Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Dissenting Shares and Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Oyster Point as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated November 5, 2022, and a form of the CVR Agreement attached thereto, collectively referred to in this summary of Centerview’s opinion as the “Draft Agreements”;

•	Annual Reports on Form 10-K of Oyster Point for the years ended December 31, 2021, December 31, 2020, and December 31, 2019;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Oyster Point;

•	certain publicly available research analyst reports for Oyster Point;

•	certain other communications from Oyster Point to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Oyster Point, including certain financial forecasts, analyses and projections and probabilities of success relating to Oyster Point and the probability of realizing the different Milestone Payments under the CVR Agreement prepared by management of Oyster Point and furnished to Centerview by Oyster Point for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Oyster Point regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Oyster Point and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the consent of the Oyster Point Board, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Oyster Point Board’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Oyster Point as to the matters covered thereby and Centerview relied, at the direction of the Oyster Point Board, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Oyster Point’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Oyster Point, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Oyster Point. Centerview assumed, at the direction of the Oyster Point Board, that the final executed Merger Agreement and the final executed CVR Agreement would not differ in any respect material to

Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at the direction of the Oyster Point Board, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Oyster Point, or the ability of Oyster Point to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Oyster Point’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Oyster Point or in which Oyster Point might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of Shares (other than Dissenting Shares and Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement and the CVR Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Oyster Point or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Oyster Point or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Oyster Point as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its opinion were provided for the information and assistance of the Oyster Point Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Oyster Point Board in connection with Centerview’s opinion, dated November 6, 2022. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Oyster Point. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Oyster Point or any other parties to the Transactions. None of Oyster Point, Viatris, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Oyster Point do not purport to be appraisals or reflect the prices at which Oyster Point may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 4, 2022 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on Oyster Point’s fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding in-the-money options, restricted stock units, and performance stock units) based on information provided by Oyster Point.

Analysis of Consideration

Centerview conducted an analysis of the Consideration to be paid to the holders of Shares (other than Dissenting Shares and Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement. Such Consideration is equal, on a per Share basis, to $11.00 upfront in cash without interest together, and not separately, with one (1) CVR which could result in up to $2.00 cash payments, contingent upon, and subject to, the achievement of the applicable Milestones (as defined in the CVR Agreement), as follows: (i) $1.00 per CVR in cash, without interest and less any applicable tax withholding, if Milestone 1 is achieved and (ii) $2.00 per CVR in cash, without interest and less any applicable tax withholding, if Milestone 2 is achieved, as described more fully in the section captioned “— Consideration for Stock Options in the Merger – Generally.”

For analytical purposes, assuming that for one (1) CVR, the holders thereof receive payments equal to $2.00 upon the achievement of all of the Milestones, based solely on the assessments of Oyster Point’s management as to the probability of realizing the different Milestone Payments, as described under the section captioned “— Oyster Point Management Projections,” Centerview calculated an illustrative value for one (1) CVR of $0.55.

Solely for purposes of the financial analyses summarized below, the term “illustrative assumed per Share merger consideration” refers to an aggregate assumed implied per Share value of $11.55 per Share (the “Implied Consideration Value”), equal, on a per Share basis, to $11.00 upfront consideration plus the illustrative value of the CVR of $0.55, as set forth above. However, there is no guarantee that any of the conditions for any or all of the Milestone Payments pursuant to the CVR will be satisfied, and if satisfied, when such conditions will be satisfied.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information for Oyster Point to corresponding financial information for certain publicly traded biopharmaceutical companies that Centerview deemed comparable, based on its experience and professional judgment, to Oyster Point (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion).

Using publicly available information obtained from SEC filings and other data sources as of November 4, 2022, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2023 (“EV/2023E Revenue Trading Multiple”). The results of this analysis indicated a median EV/2023E Revenue Trading Multiple of 2.1x.

The companies reviewed and the EV/2023E Revenue Trading Multiple of the selected companies were as follows:

EV/2023E Revenue Trading Multiple
Calliditas Therapeutics AB	2.1x
EyePoint Pharmaceuticals, Inc.	1.9x
Heron Therapeutics, Inc.	2.6x
Lexicon Pharmaceuticals, Inc.	13.9x
Ocular Therapeutix, Inc.	2.1x
Riegel Pharmaceuticals, Inc.	0.7x
Theratechnologies Inc.	2.1x
Vanda Pharmaceuticals Inc.	0.6x
Median	2.1x

Although none of the selected companies is directly comparable to Oyster Point, the selected companies were chosen by Centerview, among other reasons, because they are publicly traded approved and marketed biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Oyster Point. However, because none of the selected companies is exactly the same as Oyster Point, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of Oyster Point and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV/2023E Revenue Trading Multiples of 1.5x to 3.0x to apply to Oyster Point’s estimated calendar year 2023 revenue as set forth in the Forecasts. In selecting this range of EV/2023E Revenue Trading Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of Oyster Point and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of EV/2023E Revenue Trading Multiples to Oyster Point’s estimated calendar year 2023 revenue of $86 million, as set forth in the Forecasts, and subtracting from it Oyster Point’s estimated net debt of $43 million as of September 30, 2022, adjusted for change of control payments and prepayment penalties under Oyster Point’s outstanding term loan payable in connection with the Transactions, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, and performance stock units) as of November 4, 2022 and as set forth in the Internal Data resulted in an implied per share equity value range for the Shares of approximately $2.95 to $7.25, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $11.55 per Share to be paid to the holders of Shares (other than Dissenting Shares and Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to the following selected transactions involving biopharmaceutical companies (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Oyster Point and the Transactions.

The selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror	EV /NTM Forward Revenue Multiple
Aug-22	Aerie Pharmaceuticals Corp.	Alcon Inc.	5.5x
Apr-22	Antares Pharma, Inc.	Halozyme Therapeutics, Inc.	3.8x
Feb-22	BioDelivery Sciences International, Inc.	Collegium Pharmaceutical, Inc.	3.9x
Oct-21	Flexion Therapeutics, Inc.	Pacira BioSciences, Inc.	3.5x
Oct-21	Adamas Pharmaceuticals, Inc.	Supernus Pharmaceuticals, Inc.	3.6x
Aug-20	Pfenex Inc.	Ligand Pharmaceuticals Incorporated	7.6x
Sept-19	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB	18.4x
Sept-16	Raptor Pharmaceuticals Corp.	Horizon Pharma plc	4.5x
Mar-15	Hyperion Therapeutics, Inc.	Horizon Pharma plc	7.2x
Median			4.5x

Although none of the selected transactions is directly comparable to the Transaction, these transactions were selected, among other reasons, because they have certain business, operational and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operational and/or financial conditions and prospects of Oyster Point and the companies included in the selected precedent transactions analysis. This analysis involved complex considerations and qualitative judgments concerning differences in business, operational and/or financial characteristics and other factors that could affect the public trading, acquisition or other values of the target companies in the selected transactions and Oyster Point.

Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the selected transactions, Centerview calculated, for each selected transaction, the enterprise value implied by the transaction for each target company based on the consideration payable in the applicable selected transaction (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) as a multiple of the target company’s management forecast projections for next-twelve-months net revenue at the time of the transaction announcement (“EV / NTM Forward Revenue Multiple”), as disclosed in associated SEC filings. The results of this analysis indicated a median EV / NTM Forward Revenue Multiple of 4.5x.

Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational and/or financial conditions and prospects of Oyster Point and the companies included in the selected precedent transactions analysis, Centerview selected a reference range of EV / NTM Forward Revenue Multiples of 4.0x to 7.5x derived from the selected precedent transactions.

Applying this reference range of EV / NTM Forward Revenue Multiples to Oyster Point’s estimated NTM net revenue of $78 million, as set forth in the Forecasts, and subtracting from it Oyster Point’s estimated net debt of $43 million as of September 30, 2022, adjusted for change of control payments and prepayment penalties under Oyster Point’s outstanding term loan payable in connection with the Transactions, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, and performance stock units) as of November 4, 2022 and as set forth in the Internal Data resulted in an implied per share equity value range for the Shares of approximately $9.00 to $17.75, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $11.55 per Share to be paid to the holders of Shares (other than Dissenting Shares and Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Oyster Point based on the Forecasts, which reflect certain assumptions and future financing needs of Oyster Point. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of September 30, 2022 using discount rates ranging from 14.5% to 17.5% (based on Centerview’s analysis of Oyster Point’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Oyster Point over the period beginning on October 1, 2022 and ending on December 31, 2037, as set forth in the Forecasts, (ii) an implied terminal value of Oyster Point, calculated by Centerview by assuming that (as directed by Company management) Oyster Point’s unlevered free cash flows would decline in perpetuity after December 31, 2037 at a rate of free cash flow decline of 50% year over year, (iii) tax savings from usage of Oyster Point’s federal net operating losses of $203 million as of December 31, 2021 as well as the benefit from estimated 2022 and 2023 federal net operating losses, as set forth in the Forecasts and (b) subtracting from the foregoing results (i) Oyster Point’s estimated net debt of $43 million as of September 30, 2022, adjusted for change of control payments and prepayment penalties under Oyster Point’s outstanding term loan payable in connection with the Transactions, as set forth in the Internal Data, and (ii) the impact of assumed equity raises of $50 million and $60 million in 2022 and 2023, respectively, as set forth in the Forecasts. Centerview divided the result of the foregoing calculations by Oyster Point’s fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding in-the-money options, restricted stock units, and performance stock units) as of November 4, 2022 and as set forth in the Internal Data, taking into account the expected dilution associated with the assumed equity raises in 2022 and 2023, as set forth in the Forecasts, resulting in a range of implied equity values per Share of $9.85 to $12.20, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $11.55 per Share to be paid to the holders of Shares (other than Dissenting Shares and Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Oyster Point Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended November 4, 2022 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for Oyster Point during such period of approximately $3.60 to $18.95 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for Oyster Point ranging from $15.00 to $65.00 per Share.

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in the selected transactions involving publicly traded biopharmaceutical companies set forth above in the section captioned “—Selected Precedent Transactions Analysis.” The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 30% to 50% to Oyster Point’s closing stock price on November 4, 2022 (the last trading day before the public announcement of the Transactions) of $8.35, which resulted in an implied price range of approximately $10.85 to $12.50 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Oyster Point Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Oyster Point Board or management of Oyster Point with respect to the Consideration or as to whether the Oyster Point Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Oyster Point and Viatris and was approved by the Oyster Point Board. Centerview provided advice to Oyster Point during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Oyster Point or the Oyster Point Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory, and merchant banking activities. In the two (2) years prior to the date of its written opinion, except for its current engagement, Centerview had not been engaged to provide financial advisory or other services to Oyster Point, and Centerview did not receive any compensation from Oyster Point during such period. In the two (2) years prior to the date of its written opinion, Centerview had been engaged to provide financial advisory services unrelated to Oyster Point to multiple companies in which affiliates of New Enterprise Associates, Inc. (“NEA”) (which holds approximately 22% equity interest in Oyster Point) held a less than 30% controlling interest, and Centerview received and expects to receive compensation from those companies for such services. In the two (2) years prior to the date of its written opinion, Centerview had been engaged to provide financial advisory services to Viatris (formerly known as Mylan N.V.), including in connection with Mylan N.V.’s combination with Upjohn Inc. (“Upjohn”), Pfizer Inc.’s off-patent branded and generic established medicines business, in an all-stock Reverse Morris Trust transaction in 2020, and Centerview received approximately $45 million in compensation from Viatris during such period. Centerview may provide financial advisory and other services to or with respect to Oyster Point, Viatris, NEA or their respective affiliates, including portfolio companies of NEA, in the future, for which Centerview may receive compensation. In addition, James Kilts, a member of the Board of Directors of Viatris, is a partner of Centerview Capital Holdings, LLC (“Centerview Capital”), which sponsors multiple investment vehicles. Certain partners of Centerview Partners LLC are partners in Centerview Capital, and, along with Mr. Kilts, serve on Centerview Capital’s investment committee. Centerview Partners LLC provides certain back office support to Centerview

Capital. Mr. Kilts has no ownership interest in, and is not an employee of, Centerview Partners LLC. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Oyster Point, Viatris, NEA or any of their respective affiliates, including portfolio companies of NEA, or any other party that may be involved in the Transactions.

The Oyster Point Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s strength and experience in the life sciences sector and expertise and qualifications in transactions of this nature. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Oyster Point Board, Oyster Point has agreed to pay Centerview an aggregate fee of approximately $12.5 million, $1.0 million of which was payable upon the rendering of Centerview’s opinion and approximately $11.5 million of which is payable contingent upon consummation of the Transactions. In addition, Oyster Point has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

The Oyster Point Board retained Centerview to act as its financial advisors in connection with the Offer and, in connection with such engagement, Centerview provided its opinion described in Item 4 under the heading “The Solicitation or Recommendation—Opinion of the Financial Advisor,” which is filed as Annex I to this Schedule 14D-9, and incorporated herein by reference. The Oyster Point Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s role in several high-profile biotechnology transactions and its reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Oyster Point Board, Oyster Point has agreed to pay Centerview an aggregate fee of approximately $12.5 million, $1.0 million of which was payable upon the rendering of Centerview’s opinion and approximately $11.5 million of which is payable contingent upon consummation of the Transactions. In addition, Oyster Point has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Except as set forth above, neither Oyster Point nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Oyster Point on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by Oyster Point or, to Oyster Point’s knowledge after making reasonable inquiry, by any of Oyster Point’s executive officers, directors or affiliates during the sixty (60) days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction, Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by Oyster Point in response to the Offer which relate to a tender offer or other acquisition of Oyster Point’s securities by Oyster Point, or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by Oyster Point in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Oyster Point, (ii) any purchase, sale or transfer of a material amount of assets of Oyster Point, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Oyster Point.

(c) Oyster Point has agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, Oyster Point will not, among other matters, solicit alternative acquisition offers. In addition, Oyster Point has agreed to certain procedures that Oyster Point must follow in the event Oyster Point receives an unsolicited acquisition proposal.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Oyster Point Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Conditions to the Offer

The information set forth in Section 11—“Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

Neither Viatris nor Purchaser is, or at any time for the past three (3) years has been, an “interested stockholder” of Oyster Point as defined in Section 203 of the DGCL. Neither Viatris, nor Purchaser nor any of its respective affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Viatris nor any of its affiliates has owned, beneficially or otherwise, any shares of Oyster Point’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of Oyster Point’s capital stock.

The Oyster Point Board has unanimously approved the Merger Agreement, the Offer and the Merger. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the Merger Agreement and (ii) immediately following the consummation of such tender offer, the stock irrevocably accepted for purchase pursuant to the offer, together with the stock otherwise owned by the acquiring company or its affiliates and any “rollover stock” (as defined in Section 251(h) of the DGCL), equals at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger Agreement. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will have received a sufficient number of Shares to ensure that Oyster Point will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Oyster Point. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Viatris, Purchaser and Oyster Point will effect the Merger as soon as practicable, without a vote of stockholders of Oyster Point in accordance with Section 251(h) of the DGCL.

If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “—Notice of Appraisal Rights.” Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

State Takeover Statutes

A number of states (including Delaware, where Oyster Point is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. Oyster Point conducts business in a number of states throughout the United States, some of which have enacted such laws.

As a Delaware corporation, Oyster Point has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents certain “business combinations” (defined to include mergers and certain other actions) with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such.

In accordance with the provisions of Section 203 of the DGCL, the Oyster Point Board has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders or beneficial owners of Oyster Point who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by Oyster Point and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder or beneficial owner contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that Oyster Point will take no action to perfect any appraisal rights of any stockholder or beneficial owner.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL SHALL BE THE DATE OF THIS SCHEDULE 14D-9. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and twenty (20) days after the mailing of this Schedule 14D-9, deliver to Oyster Point at 202 Carnegie Center, Suite 106, Princeton, New Jersey 08540, Attention: Legal Department, a written demand for appraisal of Shares held, which demand must reasonably inform Oyster Point of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•

in the case of a beneficial owner, the demand must (A) reasonably identify the holder of record of the shares for which the demand is made, (B) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Oyster Point, 202 Carnegie Center, Suite 106, Princeton, New Jersey 08540, Attention: Legal Department.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Oyster Point is under no obligation to and has no present intention to file a petition and holders should not assume that Oyster Point will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten (10) days after a request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of Shares (a “Dissenter”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenter, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenters. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenters have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenters submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenter who does not comply with such requirement. Accordingly, Dissenters are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenter in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenters are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenter without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

The foregoing summary of the rights of the stockholders and beneficial owners of Oyster Point to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders or beneficial owners of Oyster Point desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Business Combination Statute

A number of states (including Delaware, where Oyster Point is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•

following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Oyster Point Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain transactions may not be consummated until certain information and documents have been furnished to the U.S. Federal Trade Commission (“FTC”) and the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”) and the certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to Purchaser’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of shares pursuant to the Offer may not be completed until the expiration of a thirty (30)-calendar day waiting period, unless the waiting period is terminated earlier, extended for an additional thirty (30) days due to Viatris voluntarily withdrawing and refiling or extended by a request for additional information or documentary material (a “Second Request”). If the FTC or Antitrust Division issues a Second Request prior to the expiration of the initial waiting period, the parties must observe a thirty (30)-day waiting period, which would begin to run only after Viatris and Oyster Point have complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree not to consummate the Offer for a certain period of time. The purchase of Shares in the Offer is subject to the provisions of the HSR Act and therefore cannot be completed until Oyster Point and Viatris each file a notification and report form with the FTC and Antitrust Division and the applicable waiting period has expired or been terminated. Oyster Point and Viatris made the necessary filings with the FTC and the Antitrust Division on November 8, 2022. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger (which Purchaser expects to be the case if the Offer is consummated, given the Minimum Condition) or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after the purchase of Shares by Purchaser, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the Antitrust Division could take any action under the antitrust laws, including seeking to enjoin the purchase of Shares in the Offer and the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or modify or terminate existing relationships and contractual rights, or impose a restriction, requirement or limitation on the operation of the business. At any time before or after the completion of the purchase of Shares in the Offer, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Private parties may also seek to take legal actions under the antitrust laws under certain circumstances. While Oyster Point believes that consummation of the Offer and the Merger would not violate any antitrust or competition laws, there can be no assurance that a challenge to the purchase of Shares in the Offer or the Merger will not be made or that, if a challenge is made, that Oyster Point will prevail.

Based on a review of the information currently available relating to the countries and businesses in which Oyster Point and Viatris are engaged, Oyster Point is not aware of any material filing or approval in any foreign country that is required in order to consummate the Offer and the Merger.

See Section 15—“Conditions to the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9, which is incorporated herein by reference.

Cautionary Statements Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the sale of Oyster Point and any statements relating to Oyster Point’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of Oyster Point’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions of Oyster Point’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of Oyster Point, including those detailed in Oyster Point’s public filings with the SEC from time to time, including Oyster Point’s Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022, and September 30, 2022, Definitive Proxy Statement on Schedule 14A filed with the SEC on April 22, 2022. The reader is cautioned not to unduly rely on these forward-looking statements. Oyster Point expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Where You Can Find More Information

Oyster Point is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition, and other matters. Oyster Point is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of its securities and any material interest of such persons in transactions with Oyster Point. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov.

The SEC allows Oyster Point to “incorporate by reference” information into this Schedule 14D-9, which means that Oyster Point can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 1, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser, filed with the SEC on December 1, 2022 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Summary Newspaper Advertisement, as published in The New York Times on December 1, 2022 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Press Release issued by Oyster Point, Inc., dated November 7, 2022 (incorporated by reference to Oyster Point, Inc.’s Schedule 14D-9C filed with the SEC on November 7, 2022).

(a)(5)(B)

Email from Jeffrey Nau, the Chief Executive Officer of Oyster Point, to employees, first used on November 7, 2022 (incorporated by reference to Oyster Point, Inc.’s Schedule 14D-9C filed with the SEC on November 7, 2022).

(a)(5)(C)	Portions of Viatris Investor Presentation, dated November 7, 2022 (incorporated by reference to Exhibit 99.1 of Viatris Inc.’s Schedule TO filed with the SEC on November 7, 2022).

(a)(5)(D)	Press Release issued by Viatris Inc., dated November 7, 2022 (incorporated by reference to Exhibit 99.2 of Viatris Inc.’s Schedule TO filed with the SEC on November 7, 2022).

(a)(5)(E)	Excerpts from the transcript of the Viatris investor conference call and webcast held on November 7, 2022 (incorporated by reference to Exhibit 99.1 of Viatris Inc.’s Schedule TO filed with the SEC on November 8, 2022).

(a)(5)(F)	Press release issued by Oyster Point, Inc. dated November 10, 2022 (incorporated by reference to Exhibit 99.1 of Oyster Point, Inc.’s Form 8-K filed with the SEC on November 10, 2022).

Exhibit No.	Description

(a)(5)(G)	Messages of certain officers of Viatris, Inc. posted on Linkedin on November 11, 2022 (incorporated by reference to Exhibit 99.1 of Viatris, Inc.’s Schedule TO filed with the SEC on November 11, 2022).

(a)(5)(H)	Form of email sent by Oyster Point, Inc. to key partners, first used on November 15, 2022 (incorporated by reference to Oyster Point, Inc.’s Schedule 14D-9C filed with the SEC on November 16, 2022).

(a)(5)(I)	Email from Mike Campbell, Senior Vice President, Head of Commercial, of Oyster Point, to Oyster Point’s sales force, first used on November 15, 2022 (incorporated by reference to Oyster Point, Inc.’s Schedule 14D-9C filed with the SEC on November 16, 2022).

(a)(5)(J)	Opinion of Centerview Partners LLC, dated November 6, 2022 (included as Annex I to this Schedule 14D-9).

(e)(A)	Agreement and Plan of Merger, dated November 7, 2022, by and among Viatris Inc., Iris Purchaser Inc. and Oyster Point, Inc. (incorporated by reference to Exhibit 2.1 to Oyster Point, Inc.’s Current Report on Form 8-K filed with the SEC on November 8, 2022).

(e)(B)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 2.1 to Oyster Point, Inc.’s Current Report on Form 8-K filed with the SEC on November 8, 2022).

(e)(C)	Tender and Support Agreement, by and among Viatris Inc., Iris Purchaser Inc., and stockholders listed thereto, dated November 7, 2022.

(e)(D)	Confidentiality Agreement, by and between Oyster Point, Inc. and Viatris, Inc., dated June 28, 2022 (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(E)	Clean Team Confidentiality Agreement, by and between Viatris Inc. and Oyster Point Pharma, Inc., dated October 21, 2022 (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(F)	Excerpts from Oyster Point Inc.’s Definitive Proxy Statement on Schedule 14A, as amended, filed on April 22, 2022 (incorporated by reference to Oyster Point, Inc.’s Definitive Proxy Statement on Schedule 14A, as amended, filed on April 22, 2022).

(e)(G)	Amended and Restated 2019 Equity Incentive Award Plan (incorporated by reference to Oyster Point, Inc.’s Definitive Proxy Statement on Schedule 14A, as amended, filed on April 22, 2022).

(e)(H)	Form of Stock Option Unit Grant Notice and Option Agreement for the 2021 Inducement Plan (incorporated by reference to 10.15 to Oyster Point, Inc.’s Annual Report on Form 10-K filed on February 24, 2022).

(e)(I)	Form of Restricted Stock Unit Grant Notice and Award Agreement for the 2021 Inducement Plan (incorporated by reference to Exhibit 10.16 to Oyster Point, Inc.’s Annual Report on Form 10-K filed on February 24, 2022).

(e)(J)	Form of Performance Stock Unit Grant Package for the 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to Oyster Point, Inc.’s Annual Report on Form 10-K filed on February 24, 2022).

(e)(K)	The Oyster Point, Inc. 2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to Oyster Point, Inc.’s Annual Report on Form 10-K filed on February 24, 2022).

(e)(L)	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.1 to Oyster Point, Inc.’s Annual Report on Form 10-K filed on February 24, 2022).

(e)(M)	Employment Letter Offer between Oyster Point and Jeffrey Nau, Ph.D., M.M.S. (incorporated by reference to 10.5 to Oyster Point, Inc.’s Annual Report on Form 10-K filed on February 24, 2022).

Exhibit No.	Description

(e)(N)	Employment Letter Offer between Oyster Point and Dan Lochner (incorporated by reference to 10.6 to Oyster Point, Inc.’s Annual Report on Form 10-K filed on February 24, 2022).

(e)(O)	Form of Change in Control and Severance Agreement (incorporated by reference to 10.8 to Oyster Point, Inc.’s Annual Report on Form 10-K filed on February 24, 2022).

(e)(P)	Outside Director Compensation Policy ((incorporated by reference to 10.9 to Oyster Point, Inc.’s Annual Report on Form 10-K filed on February 24, 2022).

(e)(Q)	Retention Letter between Oyster Point, Inc. and Dr. Jeffrey Nau, Ph.D., M.M.S., dated November 6, 2022.

(e)(R)	Retention Letter between Oyster Point, Inc. and Dan Lochner, dated November 6, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

OYSTER POINT, INC.

By:	/s/ Jeffrey Nau
Name:	Jeffrey Nau
Title:	President and Chief Executive Officer

Dated: December 1, 2022

ANNEX I

Opinion of Centerview Partners LLC

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

November 6, 2022

The Board of Directors

Oyster Point Pharma, Inc.

202 Carnegie Center, Suite 106

Princeton, NJ 08540

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Oyster Point Pharma, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Viatris, Inc., a Delaware corporation (“Parent”), Iris Purchaser Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) in exchange for consideration consisting of (a) an amount in cash equal to $11.00 per Share, net to the seller in cash without interest (the “Cash Amount”) and (b) one contractual contingent value right (a “CVR”) representing the right to receive the applicable Milestone Payment (as such term is defined in the Contingent Value Rights Agreement in the form attached to the Agreement (the “CVR Agreement”)), if any, determined in accordance with the CVR Agreement (the Cash Amount, taken together (and not separately) with one CVR, the “Consideration”), for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement and the CVR Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by the Company (including Shares held in the Company’s treasury), (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and (iii) Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have been engaged to provide financial advisory services unrelated to the Company to multiple companies in which affiliates of New Enterprise Associates, Inc. (“NEA”) (which holds an approximately 22% equity interest

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in the Company) held a less than 30% controlling interest, and we have received and expect to receive compensation from those companies for such services. In the past two years, we have been engaged on an ongoing basis to provide financial advisory services unrelated to the Company to Parent (formerly known as Mylan N.V.), including in connection with Mylan N.V.’s combination with Upjohn Inc. (“Upjohn”), Pfizer Inc.’s off-patent branded and generic established medicines business, in an all-stock Reverse Morris Trust transaction in 2020 and certain other strategic matters, and we have received compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company, Parent, NEA or their respective affiliates, including portfolio companies of NEA, in the future, for which we may receive compensation. In addition, James Kilts, a member of the Board of Directors of Parent, is a partner of Centerview Capital Holdings, LLC (“Centerview Capital”), which sponsors multiple investment vehicles. Certain partners of Centerview Partners LLC are partners in Centerview Capital. Centerview Partners LLC provides certain back office support to Centerview Capital. Mr. Kilts has no ownership interest in, and is not an employee of, Centerview Partners LLC. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, NEA or any of their respective affiliates, including portfolio companies of NEA, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated November 5, 2022 and a form of the CVR Agreement attached thereto (collectively, the “Draft Agreements”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2021, December 31, 2020 and December 31, 2019; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities, and prospects of the Company, including certain financial forecasts, analyses and projections and probabilities of success relating to the Company and the probability of realizing the different Milestone Payments under the CVR Agreement prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and the final executed CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft

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Agreements reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement and the CVR Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

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